U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO.1

                                  TO FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

                           UNDER SECTION 12(B) or (G)
                                     of the
                       SECURITIES AND EXCHANGE ACT OF 1934


                                JAWS TECHNOLOGIES, INC.
                 (Exact name of registrant as specified in its charter)


NEVADA . . . . . . . . . . . . .                           7371              98-0167013
(State or other jurisdiction of.  (Primary Standard Industrial         (I.R.S. Employer
incorporation or organization) .  Classification Code Number)    Identification Number)





                                                                   ROBERT KUBBERNUS, CEO
                                                                   JAWS TECHNOLOGIES, INC.
1013 17TH AVENUE SW T2T 0A7 . . . . . . . . . . . . . . . . . . .  1013 17TH AVENUE SW T2T 0A7
CALGARY, ALBERTA CANADA . . . . . . . . . . . . . . . . . . . . .  CALGARY, ALBERTA CANADA
(403) 508-5055                                                     (403) 508-5055
(Address, including zip code, and telephone number. . . . . . . .  (Name, address, including zip code, and telephone including area code, of registrant's principal executive offices)  number including area code, of agent for service)







                                   Copies to:
                          ROBERT L. SONFIELD, JR., ESQ.
                               SONFIELD & SONFIELD
                              770 S. POST OAK LANE
                              HOUSTON, TEXAS 77056
                                 (713) 877-8333
                            FACSIMILE: (713) 877-1547


           Securities to be registered under Section 12(g) of the Act:

                                      Class
                                      -----
               13,202,949 shares of common stock, $.001 par value


TABLE  OF  CONTENTS





GLOSSARY OF TERMS . . . . . .                                                               2
ITEM 1.                        DESCRIPTION OF BUSINESS                                          1
ITEM 2.                        MANAGEMENT'S DISCUSSION AND ANALYSIS                             8
ITEM 3.                        DESCRIPTION OF PROPERTY                                         17
ITEM 4.                        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT  18
ITEM 5.                        DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS    20
ITEM 6.                        EXECUTIVE COMPENSATION                                          22
ITEM 7.                        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                  23
ITEM 8.                        LEGAL PROCEEDINGS                                               24
ITEM 9.                        MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS        24
ITEM 10.                       RECENT SALE OF UNREGISTERED SECURITIES                          25
ITEM 11.                       DESCRIPTION OF SECURITIES                                       27
ITEM 12.                       INDEMNIFICATION OF DIRECTORS AND OFFICERS                       28
ITEM 13.                       EXHIBITS                                                        28
INDEX TO FINANCIAL STATEMENTS  F - 1

                       GLOSSARY OF TERMSGlossary of Terms


'C' LANGUAGE - A programming language that enables, as compared to most other languages, programmers to generate faster running programs, smaller application size and the ability for porting to more than one platform. (e.g. Windows 95, NT, etc.)

ALGORITHM - A mathematical function or set of rules used in the process of encryption and decryption

ASYMMETRIC ALGORITHM - A two (2) key system using a complementary pair of keys: a private key and a public key. The public key is used to encrypt or verify messages and the private key is used to decrypt or sign messages.

AUTHENTICATION - A systematic method for establishing the proof of identity between two or more entities.

BIT - A single digit number which is either a 1 or a zero. The smallest unit of computerized data. Bandwidth is usually measured in bits-per-second.

BOOLEAN  -  A  conditional  variable  that  only  has two values; true or false.

BRUTE FORCE - The process of exhausting all possible permutations to obtain the private key to decrypt a piece of encrypted information.

CACHING  -  Storage  within  the  computer's  memory.

CRYPTANALYSIS - The branch of cryptography concerned with decoding encrypted messages.

CERTIFICATE  - An electronic file bound to an individual or entity's public key.

CERTIFICATE SERVER - A server that assists in the process of certifying public keys.

CIPHERTEXT - Plaintext converted into an encrypted format through the use of an encryption algorithm. An encryption key can unlock the original plaintext from the ciphertext.

DECRYPTION - The opposite of encryption; the process of converting ciphertext into plaintext.

DES (DATA ENCRYPTION STANDARD) - Adopted by the U.S. government in 1977 as the federal standard for the encryption of commercial and sensitive, yet unclassified, government computer data.

DELPHI BORLAND - a computer language that helps corporate and independent developers build distributed applications faster (particularly for object-oriented applications that must communicate across multiple platforms, including Windows, Unix and legacy systems).

ENCRYPTION - The process of converting data from an easily understandable format (plaintext) into what would appear to be random gibberish (ciphertext).

KEY MANAGEMENT - The process of storing and distributing cryptographic keys to authorized recipients.

LAN (LOCAL AREA NETWORK) - A communications network connecting computers and peripheral devices that spans small geographical areas (usually within an office environment).

PLAINTEXT - Message text that is freely readable and understandable by anyone; the opposite of ciphertext.

POP3 (Post Office Protocol, version 3) - An email protocol primarily used to transfer messages between a central mail server and users workstations.

PRIVATE KEY - The secret half of a users' key-pair in an asymmetric system. The private key should only be known by the user.

PUBLIC KEY - The published half of a users' key-pair in an asymmetric system. The public key is used by others to encrypt information for viewing by the user.

USER INTERFACE - The portion of the application that is displayed to the user. Interaction with the program, hardware, other software applications and other computer systems are completed through the user interface. This would include: a window, buttons, fields, graphical objects, menus, etc.

SBOX - A function that replaces a byte of information with another byte of information.

SYMMETRIC ALGORITHM - A single key system where the same key is used to encrypt and decrypt information.

XOR - Known as the exclusive OR operator, a Boolean operator that returns a value of TRUE only if just one of its operands is TRUE. In contrast, an inclusive OR operator returns a value of TRUE if either or both of its operands are TRUE.

                                       24
     ITEM 1.     DESCRIPTION OF BUSINESSItem 1.     Description of Business

BUSINESS  DEVELOPMENT

          JAWS was incorporated as a Nevada corporation on January 27, 1997 under the name E-Biz Solutions Inc. On February 10, 1998, E-Biz Solutions Inc., entered into an agreement to purchase all the outstanding common shares of Jaws Technologies, Inc., an Alberta, Canada corporation, incorporated on September 18, 1997, in exchange for 1,500,000 shares of the restricted common stock of E-Biz Solutions Inc., and options to purchase 400,000 shares of restricted common stock at $0.50 per share. On March 27, 1998, E-Biz Solutions Inc. changed its name to JAWS Technologies, Inc., ("JAWS").

BUSINESS  OF  THE  ISSUER

     JAWS has offices in Calgary, Alberta, Canada where it provides complete information security solutions to its clients. These solutions include the development of proprietary encryption software using the JAWS L5 encryption algorithm. The algorithm secures binary data in various forms, including streamlining or block based data.

     The L5 encryption algorithm was developed and refined over approximately 15 years by its inventor Jim Morrison. Jim Morrison was Chief Programmer at JAWS from March 1, 1998 to April 20, 1999.

     On October 20, 1997, JAWS Software Ltd. (a company controlled by Jim Morrison) resolved to assign and assigned all of the right, title and interest in the L5 algorithm, and other miscellaneous intellectual property, to JAWS Technologies, Inc. (the Alberta corporation) (see Item 13 - Exhibit 10.1.10). In October 1998, during JAWS patent application process, there was a further assignment of the L5 algorithm, and other miscellaneous intellectual property, to JAWS by Jim Morrison personally (see Item 13 - Exhibit 10.1.11) in order to fulfill the requirements of the patent application process.

The L5 algorithm itself is not the software produced and marketed by JAWS but the mathematical process outlining the detailed steps required to encrypt and decrypt data. The algorithm can be incorporated into a variety of software programs requiring encryption of data.

 Since the acquisition of the L5 algorithm by JAWS, a team of JAWS software engineers has developed and continues to develop numerous applications for the L5 on many different platforms (JAWS L5 Desktop, JAWS XMAIL, JAWS MEMO). The original L5 software, prior to acquisition, had been developed using the Borland Delphi computer programming language on a Windows 95/98 platform. The software consisted primarily of the L5 encryption algorithm and a Windows user interface. Since that time the algorithm has been rewritten in the C language. An in-house JAWS cryptographer, with the co-operation of two University of Calgary professors, has made several refinements to the JAWS L5 algorithm including some changes introduced to address speed and security considerations. C language can be used in a variety of operating systems (e.g. UNIX, OS/2, VMS, and Windows CE) and the algorithm is no longer limited to Windows and can now be deployed interoperably on a variety of platforms.

JAWS  PRODUCTS  &  SERVICES

     JAWS business plan is to become a full service information security solution provider. In accordance with this plan, JAWS currently markets both information security products and professional information security services.

PRODUCTS

     All of the JAWS products currently marketed by JAWS are based on the JAWS L5 algorithm. The following products are complete and are currently being marketed:
JAWS  L5  Desktop
     This product is a software program that is targeted towards individual users either within a corporation or privately, to allow them to protect important data on their workstations and/or network drives by encrypting with a symmetric or an asymmetric (public/private) key. The software also allows the exchange of secure documents/data when using the public key mode. This software program has taken approximately 18 man months of research and development ("R&D") effort. The costs associated with this effort have been accounted for under "Expenses" in the Consolidated Statements of Loss and Deficit and Comprehensive Loss (See - Financial Statements.) The material features of this product are:

-     Encryption/decryption  of  data  files
-     Encryption/decryption  of folders, including recursive folders if desired.
-     Compatible  with  Windows  95/98/NT/Citrix
-     Symmetric  key  mode
-     Asymmetric  (Public/Private)  Key  mode
- Simple easy-to-use interface developed in accordance with Microsoft standards of user-interface design.
-     Speed  of  execution  as  compared  to  competitors'  algorithms
- Size of executable - operational execution of the L5 algorithm requires minimal incremental disk space
-     Strength:  Key  length  (4096  bit)

JAWS  L5  Memo

     JAWS MEMO is designed to secure valuable information created and stored in the Palm Computing platform device Memo Application. This application can completely replace the existing Memo Pad function in the Palm Pilot III, V and
VII.  The  material  features  of  this  product  are:

-     Encryption/decryption  of  memos
-     Compatible  with  Palm  III/V/VII  and  other compatible operating systems
-     Symmetric  key  mode
- Size of executable - operational execution of the L5 algorithm requires minimal incremental disk space
-     Strength:  Key  length  (4096  bit)
- Palm Computing Inc., as part of its marketing scheme for Palm products, has implemented a certification program (the "Platinum Solutions" program). In order to achieve the Palm Platinum Solution certification, products must successfully undergo rigorous compatibility testing using some standard Palm testing products. JAWS MEMO is the only Platinum Solution certified security related software available to Palm users as listed in 1999 "Solutions for Your Enterprise" Palm magazine.

JAWS  XMAIL
     This software program allows the secure exchange of email messages being sent in a POP3-compatible environment. JAWS XMAIL sits between the user's email program (e.g. Microsoft Outlook) and the user's mail server and intercepts incoming and outgoing messages. When receiving encrypted messages, the user is prompted to enter their private key to decrypt the ciphertext. Conversely, outgoing messages are automatically encrypted with the recipient's public key. The JAWS Certificate Server is a central repository holding user certificates. The material features of this product are:

-     Ability  to  send  and  receive  secure  email  messages over the Internet
-     Compatible  with  Windows  95/98/NT
-     Centralized  key  management
- Compatible with most POP3-based email servers including Microsoft Outlook, Microsoft Outlook Express, Eudora, Pegasus, and Netscape Communicator
-     Encryption/decryption  of  email  messages  and  attachments
-     Public/Private  Key  mode
-     Temporary  Caching  of  password  phrase
- Transparent to the user during operation - the application works in the background
-     On-line  help
-     Strength:  Key  length  (4096  bit)
- Self-pollinating: if the intended recipient of the email does not have JAWS XMAIL then a notice is sent to the intended recipient. This notice indicates that the sender is trying to send a secure message but cannot because the intended recipient is not currently using JAWS XMAIL. The intended recipient is then invited to click on a button that will initiate the download through a web-browser of a 'decrypt-only' version that will allow the intended recipient to receive the message. This version does not allow the sending of secure email messages. To become fully enabled/registered the user, or the user's organization, must compensate JAWS. Once payment is received, a registration program is automatically sent to the user thus fully enabling his/her application.

SERVICES

     With the rise in computer connectivity and the push to electronic commerce, organizations are increasingly becoming more exposed to the outside world via electronic means. Often these organizations lack the skills and time requirements needed to protect and secure their information assets. Periodicals and reference material such as Maximum Security, 2nd ed., have indicated that servers are often set up by non-technical individuals who inadvertently create numerous viable targets for hackers. As the number of servers supporting websites increases on a daily basis the security risks increase as well. Ken Cutler, Managing Director of the Information Security Institute, has praised the value of third party audits for the objectivity and expertise they bring to an organization.

     In response to this need in the marketplace, JAWS has created its Information Systems Security Group ("ISSG"). The services offered by JAWS' ISSG to its clients include:

-     network  security  assessment/audit
-     security  policy  review/development
-     security  architecture  review/development
-     intrusion  detection/testing
-     penetration  testing
-     site  mapping
-     client  data  valuation
-     emergency  response  following  an  intrusion

     JAWS has developed its services around the premise of providing full information security solutions. This means providing professional services and strong product offerings to maintain the best possible solution for each client. JAWS' professional services can be offered to government agencies, military agencies, small corporations, large corporations, financial institutions and industrial clientele.
     Once JAWS collects the data during an assessment and fully analyzes the potential security risks revealed, a client-specific proposal for information technology security can be developed and presented to the client. At the option of the client, JAWS can then integrate the appropriate software and products proposed into a complete solution to meet the client's information security needs. The proposal generally includes a cost analysis to ensure the client understands the true cost of security in relationship to its risk and the value of the information assets being protected. JAWS also provides training for the clients' staff to ensure that its employees are able to adopt the technology, policies and procedures presented in the information security solution.
     As a JAWS client's business changes, information technology modifications are inevitable. With these modifications potential security risks are created. JAWS offers clients the option of re-assessing the information systems in such situations as needed or to have regularly scheduled re-assessments in order to maintain adequate information systems security.

     ISSG is product neutral and may therefore offer both JAWS'own suite of products, competitor's products, or a combination of both to meet a client's specific needs. The goal of JAWS is provide the best possible solution. It is anticipated that competitor's products and services will be provided by JAWS through standard licensing/ reseller contracts with other security product vendors e.g. Network Associates.

     ISSG has completed several contracts and has several proposals for outstanding contracts. This service can create recurring revenue through yearly audits and reassessments. While these early contracts and proposals may provide early validation of the market opportunity, none of them has been deemed to be material to JAWS and have been entered into in the ordinary course of JAWS' business.

Client  Support

     Support is currently available to JAWS clients through the following methods:

-     1-800  help  desk
- Onsite (as demand grows technicians would be available through regional JAWS offices)
-     FAQ  (frequently  Asked  Questions  documents)  on  the  website
-     Email  support
-     Online  help  built  into  JAWS  software  products

SALES

     A sales and marketing team for the L5 Data Encryption software has been working since May 1998 towards creating the JAWS brand identity, as well as establishing relationships with public relations companies to provide market awareness and industry interest in JAWS products. The JAWS sales and marketing departments continue to pursue opportunities with Application Service Providers ("ASP") and in areas such as: smart cards, biometrics and security tokens. Further sales and marketing has implemented e-mail campaigns to raise the public's awareness of e-mail security, e-commerce and Public Key Infrastructure to a higher level. JAWS efforts to develop industry specific (Health Care, Financial Services, Legal, Government, Oil & Gas, Law Enforcement and Education) marketing materials for JAWS products and services, develop strategies for the Personal Data Assistant ("PDA") marketplace, such as the Palm III, V and VII, and to identify and implement alliances with complementary organizations are also being developed and implemented.

In relation to product releases, the sales & marketing organization has also developed collateral sales materials including boxes, CD cases, stationary, and brochures. JAWS L5 Desktop's first release was in July, 1998; the second modified version was released in September, 1998. JAWS MEMO was released in December, 1998; the second modified version was released in June, 1999.

     Although the print media coverage of the L5 has been positive in at least 34 different articles, and requests for information from investors, potential clients and interested parties have been numerous (approximately 150 inquiries per week), there has not been significant sales of the product. From client feedback that JAWS has received, it is the opinion of management that there are a number of factors affecting the sales of L5:

(1)     many  systems managers are postponing significant security purchases due
to  issues  surrounding  year 2000.   This barrier will be removed by January 1,
2000;

(2) although potential purchasers are aware of security as an issue surrounding information systems, and may have been educating themselves as to what products and services are available, specific needs have not been identified and therefore purchasers may not be ready to make specific buying decisions.

(3) the selling cycle for security software with reseller and VAR programs takes considerable time to conclude.

     Additional  considerations  may  be  that:

- laborious export restrictions slow down the flow of trade and the selling process; and
- 128-bit key length security product entrenchment within existing security products is widespread.

DISTRIBUTION

     JAWS  software  is  currently  distributed  using  the  following  methods:

-     Direct  sales  to  potential  clients  by  JAWS  employees
-     Resellers/VAR's  -  other  companies  sell  JAWS  products  and  services
-     Online  Stores  -  Internet  software  "retailers"
-     JAWS  Internet  Website  for  direct  downloads  (for  demos and freeware)
-     Original  Software  Manufacturer  ("OSM")

The JAWS consulting services provided by ISSG are currently a direct sales effort although reseller relationships with other organizations are being explored.

     Initially the JAWS L5 Desktop software was distributed in CD form. Currently, except for demonstration disks, the product's distribution is almost completely online either through third party online stores or via the JAWS website. This approach has minimized the cost of distribution and provides faster turnaround on client requests.

     JAWS has distributed and agreed to distribute 503,463 copies of the L5 encryption algorithm. In order to develop a user base, the majority of these placements have been at nominal or no cost. JAWS recently announced the signing of a licensing agreement with ApexMail.Net to distribute JAWS XMAIL to 500,000 of ApexMail's clients across North America. Additionally, 197 copies of JAWS L5 Desktop have been sold at $49.95 per copy and 236 copies of JAWS MEMO have been sold at 19.95.

     Another distribution channel is through OSM's. External software developers can use the JAWS L5 encryption algorithm software as a utility embedded in their products to augment or enhance their particular product offerings. Accounting software programs, database developments, e-mail programs and communication software are all potential channels for JAWS' software. Additional potential clients include the Smart Card industry, hand-held computing devices, telecommunications and access control devices.

     Direct sales channels include product offerings to ISPs, data warehouses, corporate networks and personal computer users. Revenues generated in the normal course of business by JAWS products and services have come from these various markets. JAWS is not dependent upon one or a few major clients.

RECENT  ANNOUNCEMENT

     The recently signed ApexMail agreement and license is a material agreement to JAWS in that this alliance provides for the distribution of 500,000 copies of JAWS XMAIL to users of ApexMail POP3-based email accounts. Users of ApexMail will download JAWS XMAIL electronically from the ApexMail website. There will be no physical distribution of the JAWS XMAIL product to ApexMail clients. This distribution could produce revenues equal to $0.333 per month per user or $33,333 per month for 100,000 users. The agreement also provides for the joint marketing of the alliance and the development by JAWS of a long term strategy that would provide Arrow Communications Ltd., the parent company of ApexMail.net, with value-added services such as security audits, data protection systems and messaging programs. JAWS and ApexMail continue to work towards the implementation of the terms of this agreement and have recently signed an addendum to the agreement refining its terms.

COMPETITION

Products

     A number of companies have developed various information security products such as: encryption software, firewalls, intrusion detection software and hardware solutions. A non-exhaustive list of generally available competitive cryptographic algorithms is: DES, TwoFish, Certicom ECC, RSA, MARS, and PGP. No one particular product in the marketplace controls market share. Two distinctive competitors, RSA and Network Associates, have led in the sale of encryption software.

     The JAWS L5 encryption algorithm gives JAWS a competitive advantage over these competitors because:

(1)     programming  modifications  can take less than one day to implement; and
(2)     its  larger  bit  size.

     The ability to make quick changes in the L5 algorithm's programming in addition to the strength provided by the 4096 bit key length being greater than offered by the competition (e.g. DES 56 bit, TripleDES 168 bit, Certicom 156-bit) allows JAWS to be responsive to client's demands for products that offer both:

(1)     customization;  and
(2)     greater  strength.

  The 4,096 bit key length has, to date, been unbroken. In August, 1999, RSA Data Security Inc. reported that a 512 bit security code was broken and recommended at least 768 bit keys as the minimum for achieving reliable security. It is important to note that there is an exponential power increase with each additional bit added to an encryption algorithm.

In the event that a JAWS 4096 bit system was brute forced and the algorithm was broken, then JAWS software can be modified to utilize a higher bit version of the JAWS L5 encryption algorithm.

In summary, the advantages of the JAWS L5 algorithm and the JAWS software incorporating the algorithm, in contrast to competitive products, are that:



JAWS                                                                        COMPETITORS

  Most competitive algorithms have a limit to the key
JAWS L5 algorithm has an easily varied key length . .  size, or a maximum length key where adding bits to that can be quickly adapted (greater and lesser) and.  the key length does not improve security (eg. DEJ, executed to meet specific client requests.. . . . . .  TripleDES)
-----------------------------------------------------  ------------------------------------------------------
  Many algorithms include several levels of complex
  operations which perform slowly on most computers
Software coding based on XOR type operations and. . .  and results in slow and difficult implementation (eg.
SBOXs . . . . . . . . . . . . . . . . . . . . . . . .  MARS)
-----------------------------------------------------  ------------------------------------------------------
  Large key sizes and difficult/ complex computations
The small footprint of the algorithm enables it to be  make incorporation of some algorihms into smart incorporated into small devices such as smart cards .  card unreasonable (eg. RSA)
-----------------------------------------------------  ------------------------------------------------------
  DES 56 bit
The large key size (4096 bit) is greater than its . .  TripleDES 168 bit competitors . . . . . . . . . . . . . . . . . . . . .  Certicom 156-bit
-----------------------------------------------------  ------------------------------------------------------
Speed of execution, performance of JAWS software is .  DES is much slower because of the complexity of faster. . . . . . . . . . . . . . . . . . . . . . . .  their products operations.
-----------------------------------------------------  ------------------------------------------------------



     It is generally accepted ("Moore's Law") that computing power doubles every 2 years. With the status of computer power today, and the doubling of computing power, JAWS estimates it will be a number of years before there is enough widespread standard computer power to break the JAWS 4096-bit key length software via a brute-force attack.

Disadvantages

There has been some cryptographic industry criticism of proprietary algorithm's like JAWS L5. This criticism is based on the assertion that proprietary algorithms are intrinsically less secure than public domain algorithms in that they do not have the benefit of increased public scrutiny and cryptanalysis. JAWS competitors, who own a proprietary algorithm, are subject to this criticism as well.

Services

     Information auditing services, security business planning, security plan implementation, and security management are relatively new industries. Very few large size competitors exist and mainly small firms are providing the services at this time.

MANUFACTURING

     JAWS manufactures and produces all software products in JAWS' corporate office in Calgary, Canada. To manufacture and produce JAWS software the only requirements are computer equipment, CD ROMS, CD Burners, and human resources. Packaging is produced by an external supplier. JAWS takes a simple in-house approach to the production and packaging of its software. This approach allows JAWS to be very flexible and JAWS is not dependent on any one supplier. All components of JAWS products are readily available from a number of suppliers. There is currently an inventory of packaging in the JAWS head office. The demand for physical packaging has significantly decreased due to the availability and convenience of online downloads utilizing a web browser.

INTELLECTUAL  PROPERTY  MATTERS

     JAWS has applied for patent protection in the United States. The US Patent Office has confirmed receipt of the application and JAWS has qualified to have its patent application reviewed and evaluated. JAWS has not registered any of its trademarks, trade names or service marks but has acquired the XMAIL tradename from British Telecom PLC. JAWS owns the copyright in all the software created by its employees and the copyrights which it has contractually acquired. JAWS maintains strict confidentiality practices with its employees including contractual obligations by the employees. JAWS' business is not dependent on a single license or group of licenses.

GOVERNMENT  REGULATION

     Export restrictions on encryption technology above 64 bits are tightly controlled through the provisions of the Wassenaar Arrangement. The Wassenaar Arrangement is a 26 country agreement, including Canada and the United States, controlling the export of encryption technology to any destination outside of continental North America. This arrangement requires exporters of encryption technology to make an application prior to exporting. Applications for export under the agreement are evaluated on a case by case basis and considerable evaluation is done by both countries involved in the export review. The application process slows down the selling cycle and flow of trade by requiring compliance with the terms of the Wassenaar Arrangement.

RESEARCH  AND  DEVELOPMENT  EXPENDITURES

     In 1998, the loss from operations included a one-time write-off of JAWS' acquired software development costs. JAWS' policy of expensing software development costs, as incurred, until technological feasibility has been established, is consistent with generally accepted accounting principles; however, the write-off in the year ending 1998, of $909,003, was a non cash item and therefore did not result in any cash flow impact for JAWS. These costs, to the extent possible, will be included in the products and services of JAWS and will be bourne directly by clients over time.

ENVIRONMENTAL  LAWS

     No specific environmental laws are applicable to JAWS products or business activity other than general environmental controls related to non-hazardous waste disposal. JAWS does not have any specific environmental costs; all costs related to waste disposal are accounted for under general operating costs.
Current environmental laws have no direct costs or effect on JAWS business activities. Environmental costs related to non-hazardous waste disposal are incurred in the ordinary course of business.

EMPLOYEES

     As of September 30, 1999, JAWS employs approximately 42 full time staff. None of JAWS' employees are represented by any type of labor organization and JAWS is not aware of any activity by employees seeking organization. JAWS considers its relationships with it employees to be satisfactory. JAWS has, in its early stages, developed strong human resources practices with the belief that the growth of JAWS is heavily reliant on its human resources.

REPORTS  TO  SECURITY  HOLDERS

     JAWS is not a reporting company and is not required to file or deliver annual reports to security holders. When JAWS sells unregistered securities, it files a Notice of Sale of Securities Form D, pursuant to Regulation D of the Securities Act, 1933.

     The public may read and copy any materials JAWS files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). Additional information regarding JAWS may be
             -------------------
obtained  on  the  JAWS  website  at  www.jawstech.com.
                                      ----------------


     ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSISITEM 2.     MANAGEMENT'S
                             DISCUSSION AND ANALYSIS

INFORMATION  SECURITY  MARKETPLACE

     With the present trend of the computer industry toward open computing, enormous security risks have been revealed. According to Price Waterhouse in their 1999 Technology Forecast the information security market is expected to reach $2.75 billion by 2001 from it's current $1.35 billion. Corporations, government, institutions and foreign entities are all faced with security questions, and as these organizations grow, their network security will constantly be faced with new challenges. Price Waterhouse has indicated that the increasing use of the Internet has raised concerns about the need for network and computer security. Enterprise networks are less often defined by the physical boundaries of single company location but often encompass remote sites with mobile users and/or telecommuters. Companies have also come to rely upon shared public networks versus private lines of communication for electronic commerce and the sharing of data. Corporate information systems become more vulnerable then as the underlying data is no longer centralized and the Internet and company Intranets provide new avenues for intrusion and compromise. According to a March 1997 report by the Computer Security Institute and the Federal Bureau of Investigation ("FBI"), 47% of U.S. organizations surveyed had been attacked through the Internet.

JAWS  OVERVIEW

     JAWS develops software using encryption algorithms to secure binary data in various forms. JAWS has been primarily engaged in recruiting personnel, establishing corporate headquarters, and developing software and licensing software from external developers for integration into JAWS proprietary software. JAWS ISSG is also in the business of providing professional information security services to its clients. These services include:

-     network  security  assessment/audit
-     security  policy  review/development
-     security  architecture  review/development
-     intrusion  detection/testing
-     penetration  testing
-     site  mapping
-     client  data  valuation;  and
-     emergency  response  following  an  intrusion

     The blend of both product and services offered by JAWS is its strategy for ensuring that it is well positioned to be a complete source for information security solutions. Reaching the marketplace is achieved through conventional marketing tactics but also through educational processes, such as seminar delivery with accounting and legal firms to their client base, VAR programs and strong channel marketing strategies.

     JAWS' internal product development costs, incurred prior to establishing technological feasibility, are expensed in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. In accordance with Statement of Financial Accounting Standards No.
86, JAWS capitalizes product development costs, subsequent to establishing technological feasibility, and these will be amortized upon commencement of commercial sales.

     JAWS has experienced significant losses since its inception from overhead and other costs incurred in the development and growth of JAWS. These costs may result in significant losses for the foreseeable future. There can be no assurance that JAWS will be able to successfully implement its growth and business strategies, that revenues will increase in the future, or that JAWS will be able to achieve or sustain profitable operations.

PLAN  OF  OPERATION

     Management of JAWS originally planned its expenditures around the funds available under the amended debenture agreement with Thomson Kernaghan & Co. Limited ("Thompson Kernaghan") (See Financing - Pg. 13). JAWS' expenditures have been designed to work within this capital allotment in order to meet the growing financial needs of JAWS. Since the amended debenture agreement requires registration of the shares underlying the convertible debentures and the registration process is not yet effective, JAWS cannot depend upon this financing. JAWS will actively pursue alternative financing in the next twelve months in order to meet its capital requirements in the absence of the funding under the amended debenture agreement.

     On April 20, 1999, JAWS signed a settlement agreement with Bristol Asset Management LLP ("Bristol") and in consideration of the cancellation of the previous financing arrangement, JAWS has granted warrants to Bristol to purchase 1,000,000 shares of the common stock of JAWS at $0.70, expiring April 15, 2002. The cancellation of this financing will not have an immediate impact on JAWS' plan of operation.

     JAWS continues to expend resources researching and developing complementary technology for JAWS' current L5 products. The technology groups plans for Research and Development in the next 12 months are as follows:

- complete the software development and testing of JAWS XMAIL for Microsoft Exchange and for Lotus Notes
- convert the XMAIL key server to a Microsoft Certificate Server and X.509 certificates
-     convert  all cryptographic products in order to utilize industry standards
-     implement  JAWS  L5  algorithm  on  Palm  clones  and  for  Windows  CE
-     complete  the  implementation  of  JAWS  Encrypted  Disk;  and
- continue to research new products, maintain all software and debug products as problems arise.

JAWS' equipment costs have increased in relation to the increase in the number of employees. To accommodate this growth, JAWS has moved to a larger facility and has incurred expenses related to relocating JAWS' corporate office.

The number of JAWS employees has grown to approximately 42 and is expected to reach 80 in the next year. The number of JAWS employees continues to grow as JAWS markets and sells its products and services. Sales and marketing efforts create the need for additional technological, operational and administrative support. Additionally, as JAWS develops client relationships around North
America, it will require personnel to support those relationships and may require satellite offices in regional centers.

JAWS ISSG continues to grow and position itself within the marketplace. ISSG presently plans to hire 8 additional consultants in the next year to participate and assist with training, the development of and refinement of methodology and information security protocols and to act as consultants to assist third parties with information security systems.

The JAWS sales and marketing departments continue to pursue opportunities with ASP's and in areas such as: smart cards, biometrics and security tokens. Further sales and marketing has implemented e-mail campaigns to raise the public's awareness of e-mail security, e-commerce and Public Key Infrastructure to a higher level. JAWS' efforts to develop industry specific (Health Care, Financial Services, Legal, Government, Oil & Gas, Law Enforcement and Education) marketing materials for JAWS products and services, to develop strategies for the Personal Data Assistant ("PDA") marketplace, such as the Palm III, V and VII, and to identify and implement alliances with complementary organizations, are also being developed and implemented.

JAWS anticipates revenues to be realized through its marketing and direct sales efforts, and by developing strategic alliances and a strong VAR program, typical of the software industry. Cash flow will also be supplemented by revenues generated by the ISSG.

RESEARCH  &  DEVELOPMENT

     The following is a list of enhancements and innovations that are currently in the R&D process:

JAWS  XMAIL  for  Lotus  Notes

     Lotus Notes has captured a significant size of the corporate email market. According to International Data Corporation ("IDC") Lotus Notes has over 21.9 million users. Lotus Notes encrypts local email through its built-in encryption but cannot provide any encryption for Internet email. JAWS is working to produce and distribute JAWS XMAIL for Lotus Notes. The material features of this product will be its ability to encrypt/decrypt, at the server level, email communications between a Lotus Notes Server and the Internet. Because this product is server-based, administration is centralized. Centralized administration is more efficient in managing public and private keys than having system administrators maintain keys at an individual user level.

     JAWS is currently researching and developing this product and expects the JAWS XMAIL for Lotus Notes to be ready for sale by January 1, 2000. The system design has been completed and software development is underway. The software development phase has 3 man months of remaining work.

JAWS  XMAIL

     While this product is complete and currently being marketed, some enhancements are currently underway to improve its internal software structure. Future enchancements may include:

-     Implementation  of  industry  standard  certificates
-     Conversion  to  a  certificate  server
-     The  improved  performance  of  multiple-recipient  based  email  messages
-     The  improved  notification  for  receipt  of  encrypted messages via JAWS
XMAIL.

     A new version is anticipated to be complete by January 1, 1999 and represents a total of approximately 12 man months of software development effort.

JAWS  XMAIL  for  Microsoft  Exchange

     Similar to Lotus Notes, the Microsoft Exchange Server has a significant portion of the corporate email user base. This user base is approximately 13.5 million users (according to PC Week). JAWS has recognized this opportunity and has undertaken to create a software program called JAWS XMAIL for Microsoft Exchange. The material feature of this product is its ability to encrypt/decrypt, at the server level, email communications between a Microsoft Exchange Server and the Internet. Because this product is server-based administration is centralized. Centralized administration is more efficient in managing public and private keys.

     JAWS R & D for this product is almost complete and JAWS expects the product to be ready for sale in the late 1999. The system design has been completed and final software development is underway. The software development phase for this product has 3 man months of remaining work.

JAWS  L5  Desktop

     While this product is already complete and currently being marketed, further enhancements and changes are contemplated such as:

- providing the user with the ability to select the strength of encryption. Multiple algorithm (e.g. DES, TripleDES, Blowfish)
- Compliance with Microsoft's CryptoAPI standard (CryptoAPI is built into Microsoft's operating system)
-     Enhanced  key  management
-     security  policy  engine
-     Integration  with  JAWS  Certificate  Server

     While these features are being considered, as of the date of this filing, no specific projects have been commenced by JAWS to pursue these changes.

JAWS  L5  Memo

     The product is already complete and being actively marketed, primarily through online stores such as: palmgear h.q., beyond.com, ebarn, netsales, palmcentral.com, egghead.com. While no specific R & D projects have been undertaken recently, the following enhancements are being considered:

-     Encrypting  other  Palm applications such as the Address Book and Calendar
-     Making  the  Memo  and  L5  Desktop  files  interoperate

COMPARATIVE  AMOUNTS

     JAWS was incorporated on January 27, 1997, but did not commence operations until October, 1997. Accordingly, the following discussion and analysis compares the financial position of JAWS as at December 31, 1998, after 12 months of operations, with that as at December 31, 1997 after 11 months of existence but only 3 months of operations. Further discussion will include a comparison of the six month second quarter results ending June 30, 1999 with the six month second quarter results ending June 30, 1998.

RESULTS  OF  OPERATIONS

     The following discussion is for the year ended December 31, 1998, compared to fiscal period ended December 31, 1997, and is also a comparison of the second quarter results ending June 30, 1999, with the second quarter results ending June 30, 1998.

     JAWS did not earn any revenues during 1997 since it was in the initial stages of development. Revenues earned during the year ended December 31, 1998 were $29,068. Revenue for the six months ending June 30, 1999 was $10,180.

     Expenses in all categories have increased significantly as a result of establishing operations and moving JAWS products toward and into the commercialization stage. These include expenses related to the preparation of various marketing and sales documents and materials, wages and benefits, requirements for office space, supplies and other office related expenses. For example, JAWS spent $218,574 on advertising and promotion in 1998 as compared with $35,000 in 1997. For the six months ending June 30, 1999, JAWS spent $184,767 on advertising and promotion as compared with $170,684 for the six months ending June 30, 1998. Expenditures on rent and wages and employee benefits also reflect growth of operations; in 1998 JAWS had spent $29,637 on rent, in 1997 no rent was paid. At June 30, 1999, JAWS spent $82,099 on rent as compared with $8,787 at June 30, 1998. In 1998, JAWS spent $283,728 on wages and employee benefits as compared with $0 in 1997. At June 30, 1999, JAWS had spent $378,115 on wages and employee benefits as compared with $23,124 in June 30, 1998. All of these increases relate to the growth of the business, operations and administration of JAWS.

JAWS anticipates that all JAWS' operating, and general and administrative expenses will continue to increase as JAWS' operations grow and the marketing and sales initiatives expand. It is expected that the costs associated with these initiatives will continue to increase before revenues are realized.

     In 1998, the loss from operations includes a one-time write-off of JAWS' acquired software development costs. JAWS' policy of expensing software development costs, as incurred, until technological feasibility has been established, is consistent with generally accepted accounting principles; however, the write-off in the year ending 1998, of $909,003, was a non cash item and therefore did not result in any cash flow impact for JAWS.

     Given the trend of JAWS increasing expenses related to operations, management has forecasted that expenses will continue to increase and revenues for the next year will not be sufficient to support growing expenses. JAWS will continue to require equity investment for at least the next year to support these expenses, even though the gap between revenue and expenses lessens slightly as sales revenues begin to be realized.

FINANCIAL  CONDITION,  LIQUIDITY  AND  CAPITAL  RESOURCES

     Net cash used in operations for the year ended December 31, 1998, was $1,126,975 as compared with $110,798 for the fiscal period ended December 31, 1997 and $1,442,297 for the six month period ending June 30, 1999 as compared with $420,204 for the six month period ending June 30, 1998. These increases are a result of the increased expenses incurred as noted above. Management plans to raise additional capital in 2000 and is working toward arranging the appropriate equity investments to maintain reasonable levels of working capital.

     Cash on hand of $2,054,125, at June 30, 1999, is an increase from $33,732 at December 31, 1998, and an increase from $111 at December 31, 1997, this increase is as a result of a series of stock issuances and funds advanced under the Debenture Agreement. A net amount of $3,903,804 was raised from financing during the six month period January 1, 1999 to June 30, 1999 and these funds will be deployed primarily to fund working capital. In 1998, a net amount of $1,274,800 was raised as a result of issuing equity, compared to only $35,650 during 1997. Additionally, in the second quarter of 1999, JAWS acquired approximately $441,114 of fixed assets as part of building the necessary infrastructure and systems it needs to support the additional staff hired during the period. During 1998, JAWS acquired approximately $115,584 of fixed assets. These increases are consistent with JAWS's increase in business, operations and administration. Management estimates that for each new position created in JAWS, approximately $7,200 will be expended in infrastructure costs (i.e. furniture, software licensing, technology and general office and stationery requirements).

     Prepaid expenses, consisting of premises deposits and legal fee retainers, were $111,623 at June 30, 1999. Prepaid expenses, consisting of premises deposits and legal fee retainers increased from $7,500 at December 31, 1997, and decreased from $140,456 at December 31, 1998.

     Accounts payable have increased from $32,976 at December 31, 1997 to $379,720 in December 31, 1998 and to $486,021 in June 30, 1999. These increases are a result of the efforts of management to increase sales revenue and grow JAWS' operations and are consistent with the other expense increases in 1998. Accrued liabilities have also grown from $0 at December 31, 1997, to $48,880 at December 31, 1998, and $191,357 for the six months ending June 30, 1999. JAWS has anticipated and budgeted for these increases to provide for the organizations' shift from R & D to commercialization. Management has budgeted for this trend and expects the trend will continue until cash flow from sales are realized allowing JAWS to reduce the trade accounts in a more timely fashion.

     JAWS has not established any lines of credit outside of trade accounts and will not be in a position to negotiate any lines of credit until sales contracts have been validated and matured. JAWS has not used any debt instruments to date due to its early stage of operations, other than the convertible debentures described below under the caption "Financing".

FLUCTUATIONS  IN  OPERATING  RESULTS

     JAWS' quarterly operating results have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future depending on a variety of factors, several of which are not in JAWS' control. Theses factors include:

-     the  demand  for  JAWS'  products  and  the  products  of  its competitors
- development and promotional expenses related to the introduction of products or enhancements
-     the  degree  of  market  acceptance  for  JAWS'  products and enhancements
-     the  timing  of  orders  from  significant  clients,
-     delays  in  shipments
-     the  level  of  price  competition
-     changes  in  computing  platforms
-     the  nature  and  magnitude  of  product  returns
-     order  cancellations,  software  defects  and  other  quality  problems
-     the  length  of  product  life  cycles
-     the  percentage  of  JAWS'  sales  related  to  international  sales;  and
-     changes  in  personnel.

     Because of the current position of JAWS in its business cycle , period to period comparisons of operating results should not be relied upon as indicative of future results.

FINANCING

          When JAWS was in the start-up stage of development, the company's main source of funding was a number of private placements. Between February 1997 and September 1998, JAWS received an aggregate investment of $1,060,000, which resulted in the issuance of 6,800,000 shares at a price per share between $0.015 and $0.50. (See Item 10 - Recent Sales of Unregistered Securities)

     On September 25, JAWS entered into a $2,000,000, 10% Convertible Debenture Agreement with Thomson Kernaghan & Co. Limited ("Thompson Kernaghan") and
1,428,572 warrants to purchase 1,428,572 common shares at $0.28 per common share. The Thomson Kernaghan warrants expire on October 31, 2002 and may be exercised in whole or in part, from time to time, prior to October 31, 2002 in accordance with the terms of the Thomson Kernaghan warrants and the amended debenture agreement. The Thomson Kernaghan warrants are assignable, and non-callable. Around this time JAWS also entered into an agreement with Bristol Asset Management LLC ("Bristol") whereby JAWS was given the right to obligate Bristol to buy up to 25,000,000 shares of Common Stock for up to $7,000,000 in "put" options. However, on April 20, 1999 JAWS and Bristol mutually terminated the agreement and Bristol received, in consideration for the termination, 1,000,000 warrants to purchase 1,000,000 shares of common stock at $0.70 per share until April 15, 2002.

     On April 27, 1999, JAWS and Thomson Kernaghan amended the debenture agreement, increasing the amount available to $5,000,000. To date, $1,520,000 of the $5 million available under the amended debenture agreement has been advanced in accordance with the terms of debentures issued by JAWS, as follows:



            ADVANCE DATE  DEBENTURE ISSUED    CONVERSION RATE
------------------------  -----------------
September 25, 1998 . . .  $         200,000  $0.1118 per share
------------------------  -----------------  -----------------
November 10, 1998. . . .  $          10,000  $0.1118 per share
------------------------  -----------------  -----------------
November 10, 1998. . . .  $         110,000  $  0.28 per share
------------------------  -----------------  -----------------
December 12, 1998. . . .  $         100,000  $  0.28 per share
------------------------  -----------------  -----------------
January 26, 1999 . . . .  $         250,000  $  0.28 per share
------------------------  -----------------  -----------------
January 26, 1999 . . . .  $         250,000  $  0.40 per share
------------------------  -----------------  -----------------
April 16, 1999 . . . . .  $         600,000  $  0.65 per share
------------------------  -----------------  -----------------



Prior to the amendment of the debenture agreement, JAWS received a notice to convert $210,000 plus interest in the amount of $3,798, at $0.1118, which will result in the issuance of 1,912,317 shares. $10,000 of the notice to convert relates to funds advanced on November 10, 1998. The balance of the funds advanced on November 10, 1998 ($110,000) will be converted at $0.28. All funds have been allocated toward working capital.

     There have been subsequent private placements between December 1998 and June 1999 (See Item 10 - Recent Sales of Unregistered Securities) whereby JAWS has received an aggregate investment of $2,973,300 which resulted in the issuance of 4,361,949 shares at a price per share between $0.32 and $1.50.
Included in these numbers is a material private placement by Glentel Inc., resulting in JAWS issuing 1,000,000 shares of common stock at a price of $1.50 per share. The proceeds from these private placements have been allocated toward the working capital of JAWS. The Glentel private placement also included 834,000 warrants to purchase 834,000 common shares at $2.25 per share until June 30, 2001.

     JAWS'earlier attempts to register the shares underlying the debentures to be issued in accordance with the amended debenture agreement have been unsuccessful and the Securities Exchange Commission has taken the view that Thomson Kernaghan is the underwriter of an indirect primary offering of the common stock acquired through the convertible debentures. Therefore, until and unless the common stock underlying the convertible debentures issued, and to be issued, in accordance with the amended debenture agreement are registered through a NASD member firm, Thomson Kernaghan is not obligated to fund under the amended debenture agreement. If registration is effected, the balance of the financing equal to $3,480,000 may, at the option of JAWS, be taken down within a reasonable period from the date of effectiveness of the registration statement. The $3,480,000, if drawn down, may be converted with a fixed minimum conversion price of $0.40 per common share.

In connection with the amended debenture agreement, Thomson Kernaghan received warrants to purchase 1,428,572 warrants exercisable at $0.28 per common share and warrants to purchase 923,077 common shares at $0.65 per share.
Additionally, there is a finance fee of 10% of the first $2,000,000 amount funded through the purchase of debentures and 8% of the proceeds funded in excess of $2,000,000. The finance fee may be paid in cash or funded on a combination of cash and unregistered common stock. At the option of JAWS, 37.5% of the finance fee may be paid by the issuance of the unregistered common stock.

     In connection with the amended debenture agreement, JAWS has undertaken to register and will continue in its efforts to register on Form SB-2 one hundred percent (100%) of the common shares underlying the debentures and the warrants upon entering into an underwriting agreement with an NASD member firm.

     Thomson Kernaghan has acquired and, in the future, upon requirements of the Securities Exchange Commission being fulfilled by JAWS, Thomson Kernaghan will acquire, the debentures under the amended debenture agreement in a transaction that is exempt from registration requirements under Regulation S. Thomson Kernaghan is a purchaser who is not a U.S. person, as defined by Rule 902(k) of Regulation S.

     On April 20, 1999, JAWS signed a settlement agreement with Bristol Asset Management LLP ("Bristol") and in consideration of the cancellation of the previous financing arrangement JAWS has granted warrants to Bristol to purchase 1,000,000 shares of the common stock of JAWS at $0.70 USD, expiring April 15, 2002. The cancellation of this financing will not have an immediate impact on JAWS' plan of operation.

YEAR  2000  COMPUTER  ISSUES

     JAWS, its clients, suppliers, financial institu-tions and governmental entities with which it deals, utilize information systems that will be affected by the date change to the year 2000. Many of these systems, if not modified or replaced, will be unable to properly recognize and process date-sensitive information before, on and after January 1, 2000.

STATE  OF  READINESS

     In order to address operational and systems issues surrounding year 2000, JAWS organized a year 2000 project team to address the issue and implement compliance. The project team developed a company-wide, year 2000 remediation plan consisting of a ten-step process. This process was designed to examine and evaluate JAWS' own systems and those systems which, in JAWS estimation, might adversely affect JAWS' as follows:

     (1)     In-house  computer  equipment:

JAWS has insisted that all new equipment purchased be certified to be year 2000 compliant. JAWS has not dealt with legacy equipment for internal use and will only purchase computer equipment produced by year 2000 compliant manufacturers.

     (2)     Outside  supported  network  equipment:

     JAWS  has  limited  its  outside  resource  affiliations  to  one  company.
FutureLink Distribution Corporation maintains JAWS' network system. JAWS has received a report from Futurelink, in response to its request, and Futurelink is of the opinion that despite their best efforts to have critical equipment and systems ready for the year 2000, the complexity and magnitude of the year 2000 issue could result in unpredictable results.

(3)     Bandwidth  providers:

          JAWS has limited its bandwidth provider to FutureLink Distribution Corporation.

     (4)     In-house  software:

     JAWS' own products have been carefully scrutinized for compliance to verify that all in-house software products developed by JAWS are year 2000 compliant.

     (5)     Outside  support  network  software:

     JAWS relies on FutureLink Distribution Corporation for all outside software needs with the strict mandate to only supply year 2000 compliant support software. JAWS has received a report from Futurelink, in response to its request, and Futurelink is of the opinion that despite their best efforts to have critical equipment and systems ready for the year 2000, the complexity and magnitude of the year 2000 issue could result in unpredictable results.

(6)     Contractors:

No contractors have been engaged to perform programming work. Due to the nature of JAWS' product line, strict controls are followed to ensure no outside contractors have access to JAWS' systems, designs and programming.

     (7)     In-house  auxiliary  equipment:

     All auxiliary equipment used and owned by JAWS is less than 12 months old, including phone systems, printers and photocopiers. JAWS has requested year
2000  compliance  certificates  from  each  manufacturer.

     (8)     Physical  plant:

     JAWS currently leases office space in Calgary, Alberta. A notice requesting year 2000 compliance has been delivered to the landlord.

(9)     Suppliers:

     All critical stock items will be in stock prior to the beginning for the year 2000 thus eliminating inventory pressure for the first quarter of 2000.

(10)     Liability:

JAWS has received definitive answers from all insurance carriers with the common consensus that no liability is covered under JAWS' current policies. JAWS has taken reasonable steps to reduce its risk to levels that they do not warrant additional or special insurance at this time.

     Similar  to  most  other  organizations, JAWS is continuing to work on year
2000 readiness. Given that all of the core technology of JAWS has been developed recently using year 2000 compliant equipment, tools and processes, then we have concluded that our products present low year 2000 risk.

ESTIMATED  COST  OF  REMEDIATION

     JAWS currently estimates total year 2000 expenditures at approximately $10,000 - $15,000. Approximately $10,000 has been expended as of June 30, 1999, to make the required year 2000 modifications and replacements to JAWS own systems. All modification and maintenance costs, including costs to replace embedded technology that does not significantly extend the life or improve the performance of the related asset are expensed as incurred. Costs to purchase new hardware and software and to replace embedded technology that does not significantly extend the life or improve the performance of the related asset are capitalized and depreciated over the assets' useful lives. All of these costs are being funded through internal cash flow. The estimated total remediation cost does not include any expenditures that may be incurred in connection with the implementation of the contingency plans, discussed below.

MOST  REASONABLY  LIKELY  WORST-CASE  SCENARIO

     JAWS is currently taking all reasonable steps to modify or replace its own affected systems in a timely fashion and minimize detrimental effects on its operations; however, JAWS' ability is subject to timely assistance by the vendors of the process-control systems. JAWS has received written assurances from some, but not all, third parties with respect to their own systems year 2000 issues and is not in a position to reliably predict whether third parties will experience remediation problems. If JAWS or major third parties fail to successfully address the year 2000 issue, there could be a material adverse impact on the business and results of operations of JAWS.

     JAWS has not determined the most reasonable worst-case scenario that could result from any failure by JAWS or third parties to resolve the year 2000 issue. JAWS will consider this matter in connection with its development of contingency plans, discussed below. However, the scenario could include a temporary curtailment or cessation of operations at JAWS' facilities, and a resulting loss of production, safety, environmental exposure and a temporary inability on the part of JAWS to process orders and deliver finished software products to clients on a timely basis are also concerns relating to a worst case scenario.

CONTINGENCY  PLANS

     JAWS' year 2000 efforts have been devoted primarily to the readiness program described above. JAWS has not yet developed contingency plans to address and mitigate the potential risks associated with the most reasonable worst-case scenario. JAWS' year 2000 program is an ongoing process of evaluation and planning. Estimates of remediation costs, completion dates as well as projections of the possible effects of any non-compliance, are subject to change.

     JAWS has not conducted a systematic evaluation of the year 2000 compliance of its vendors and clients. As a result, it is possible that JAWS' future performance may be adversely impacted by payment and financial difficulties experienced by clients, and/or by shipping fulfillment and accounting difficulties experienced by vendors. JAWS presently has sufficient resources, including cash reserves and inventory supplies, to maintain operations during delays in payments or supplies of inventories. JAWS is aware that extended difficulties by larger vendors may have a significant impact; however, it is unable at this time to anticipate the extent of any impact were it to occur.

INSURANCE

     JAWS maintains insurance coverage , including key man life insurance policies, business interruption insurance, asset protection and public liability insurance. Further, both FutureLink and Offsidedata.com secure JAWS data through back-up procedures and data recovery procedures.

RECENT  ACCOUNTING  PRONOUNCEMENTS

     In February, 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers Disclosures about Pensions and other Post
Retirement  Benefits."  JAWS  does  not  have  any  plans  for  its  employees.

     In June 1998, the FASB issued Statement #133, "Accounting for Derivative Instruments and Hedging Activities." JAWS does not acquire derivatives or engage in hedging activities.


    ITEM 3.     DESCRIPTION OF PROPERTY  ITEM 3.     DESCRIPTION OF PROPERTY

     JAWS maintains its offices, and computer center, in a Calgary, Alberta, Canada, a facility of approximately 10,000 square feet. In the past, JAWS has purchased most of its equipment, and is now considering leasing all future equipment. JAWS' current and proposed facilities are in good condition.




                    ITEM 4.     SECURITY OWNERSHIP OF CERTAIN
    BENEFICIAL OWNERS AND MANAGEMENT  Item 4.     Security Ownership of Certain
                        Beneficial Owners and Management

     The following table describes the information regarding the individuals who beneficially owned JAWS common stock on September 30, 1999 both before and after exercise and conversion of warrants held by Thomson Kernaghan. In general, a person is considered a "beneficial owner" of a security if that person has, or shares, the power to vote or direct the voting of security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

     The  individuals  included  in  the  following  table  are:

          (1) people who JAWS knows beneficially own or exercise voting or control over 5% or more of JAWS common stock,

          (2)     each  of  JAWS  directors,  and

          (3)     all  JAWS  executive  officers  and  directors  as  a  group.

At  September  30,  1999,  JAWS  had  13,202,949  shares  of  common  stock  issued  and outstanding.


                                         PERCENT OF CLASS (9)
                                         ---------------------
                                         AMOUNT AND NATURE OF     BEFORE        AFTER
NAME AND OFFICE OF BENEFICIAL OWNER (1)  BENEFICIAL OWNERSHIP   CONVERSION   CONVERSION
Robert J. Kubbernus (4) . . . . . . . .              1,187,000        9.00%        5.75%
---------------------------------------  ---------------------  -----------  -----------
Cameron B. Chell (5). . . . . . . . . .                377,673        2.86%        1.83%
---------------------------------------  ---------------------  -----------  -----------
Vera Gmitter (6). . . . . . . . . . . .                 18,500        0.14%        0.09%
---------------------------------------  ---------------------  -----------  -----------
Julia Johnson (2) . . . . . . . . . . .                313,208        2.37%        1.52%
---------------------------------------  ---------------------  -----------  -----------
Tej Minhas (7). . . . . . . . . . . . .                 29,333        0.22%        0.14%
---------------------------------------  ---------------------  -----------  -----------
Arthur Wong (3) . . . . . . . . . . . .                313,208        2.37%        1.52%
---------------------------------------  ---------------------  -----------  -----------
Riaz Mamdani (8). . . . . . . . . . . .                856,000        6.48%        4.14%
---------------------------------------  ---------------------  -----------  -----------
Thomson Kernaghan & Co. Limited (10)
365 Bay Street, 10th floor
Toronto, Ontario M5H 2V2
Canada. . . . . . . . . . . . . . . . .              7,454,899           0%       36.09%
---------------------------------------  ---------------------  -----------  -----------
Bristol Asset Management (11)
1801 Century Park East
Los Angeles, California
1132 LA 90067
United States . . . . . . . . . . . . .              1,000,000        7.57%        4.84%
---------------------------------------  ---------------------  -----------  -----------
Glentel Inc. (12)
Suite 2700, 4710 Kingsway
Burnaby, British Columbia V5H 4M2
Canada. . . . . . . . . . . . . . . . .              1,834,000       13.90%        8.88%
---------------------------------------  ---------------------  -----------  -----------
ALL DIRECTORS AND OFFICERS AS A GROUP
(7 PERSONS) . . . . . . . . . . . . . .              3,094,922       23.44%       14.98%
---------------------------------------  ---------------------  -----------  -----------




1. Unless otherwise stated, the business address of each of the stockholders named in the table is C/O JAWS at 1013 17th Avenue SW, Calgary, Alberta, Canada, T2T 0A7. Except as otherwise indicated and subject to applicable community property and similar laws, JAWS assumes that each named person has the sole voting and investment power with respect to that person's shares.
2. Represents 200,000 shares of common stock issuable upon the exercise of the options at $0.48 per share until August 1, 2000 and represents 113,208 shares of common stock issuable for Ms. Johnson's $60,000 director's fee.
3. Represents 200,000 shares of common stock issuable upon the exercise of options at $0.48 per share until August 1, 2000 and represents 113,208 shares of common stock issuable for Mr. Wong's $60,000 director's fee.
4. Includes 200,000 options to purchase common shares at $0.50 per share under the share purchase agreement between JAWS U.S and JAWS Canada dated February 10, 1998. Includes 350,000 shares issuable upon the exercise of options exercisable at $0.48 until June 30, 2008.
5. Includes 200,000 options to purchase common shares at $0.50 per share under the share purchase agreement between JAWS U.S and JAWS Canada dated February 10, 1998. Includes 83,333 shares issuable upon the exercise of options exercisable at $0.48 until June 30, 2008. Includes 94,340 shares of common stock issuable for Mr. Chell's $50,000 director's fee.
6. Includes 16,500 options to purchase common shares at $0.48 per share until June 30, 2008.
7. Represents shares of common stock issuable upon the exercise of options exercisable at $0.37 per share until June 30, 2008.
8. Includes 100,000 options to purchase common shares at $0.15 per share until June 30, 2008.
9. Represents percentages before and after exercise and conversion of outstanding warrants and debentures held by Thomson Kernaghan & Co. Limited.
10. Represents 5,103,250 shares of common stock issuable upon conversion of $1,520,000 principal amount of debentures and 2,351,649 shares of common stock issuable upon exercise of outstanding warrants. Shares owned by Thomson Kernaghan & Co. Limited are attributed to numerous shareholders. The only shareholder with position greater than 10% is Mr. Mark Valentine with 25% of the shares issued and outstanding.
11. Represents shares of common stock issuable upon the exercise of warrants. Shares issuable upon exercise of the warrants are attributed to Paul Kessler.
12. Includes 834,000 shares of common stock issuable upon the exercise of warrants. 65.2% of the outstanding shares of Glentel are controlled by TCG International, Inc.

1998  STOCK  OPTION  PLAN

     In July 1998, JAWS adopted the 1998 stock option plan which provides for the grant of incentive and restricted stock options to purchase up to 20% of the shares of common stock issued and outstanding from time to time.

     The purpose of the stock option plan is to enable JAWS to attract and retain qualified persons as employees, officers and directors and to motivate the persons by providing them with an equity participation in JAWS. The options granted, which are intended to qualify as Incentive Stock Options under Section 422 of the amended U.S. Internal Revenue Code of 1986, is designed to afford qualified optionees the tax benefits available under the U.S. Internal Revenue Code of 1986.

     The stock option plan is administered by the Board who is authorized to appoint a stock option committee to determine the persons entitled to receive options.

     The maximum number of shares which an option may grant to any employee or director, in any one calendar year, is 500,000 shares. The purchase price for the common shares subject to the stock option plan is determined by the plan administrator at the time of the grant, but shall not be less than the par value per common share. The purchase price for shares subject to any Incentive Stock Option shall not be less than 100% of the fair market value of the shares of common stock of JAWS on the date the option is granted. In the case of an Incentive Stock Option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of JAWS or its subsidiaries, the exercise price shall not be less than 110% of the fair market value per share of the common stock JAWS on the date the option is granted.

     As of August 30, 1999 JAWS had granted options under the stock option plan to purchase a total of 2,492,600 shares of common stock at exercise prices ranging from $.15 to $2.44 per share. Of the options, 1,620,500 options were granted to officers and directors and expire in July, 2008 and 400,000 options expire August 1, 2000. The balance of options outstanding have been issued to employees.


  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONSITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

     The following table includes the names, positions and ages of the Executive Officers and Directors of JAWS. Directors are elected at JAWS annual meeting of shareholders and serve for one year or until their successors are elected. The board elects the Officers and Officer's terms of office are, unless governed by employment contract, at the discretion of the Board.


NAME                   AGE                    POSITION HELD
---------------------  ---  -------------------------------------------------
  Robert J. Kubbernus   39  Chairman of the Board and Chief Executive Officer
  Riaz Mamdani. . . .   31  Chief Financial Officer
  Tej Minhas. . . . .   39  President, Chief Operating Officer
  Vera Gmitter. . . .   41  Vice President Administration
  Cameron B. Chell. .   31  Director
  Julia L. Johnson. .   34  Director
  Arthur Wong . . . .   30  Director


     ROBERT J. KUBBERNUS. Since joining JAWS in 1997 as CEO and Chairman, Mr. Kubbernus's primary responsibilities have been to oversee JAWS' security product developers, provide executive direction and develop key contacts within government, corporations, investors, clients, insurance underwriters and the investment community. From 1992 to 1997, Mr. Kubbernus held the position of President and CEO at Bankton Financial Corporation. He headed up a team of corporate financial consultants who specialize in the placement of debt instruments with institutional and private lenders. Before 1992, he was the Chief Financial Officer as well as the Chief Development Officer at Bankers Capital Group, where he developed new products and markets as well as overseeing the financial controls of the organization.

     RIAZ MAMDANI. As Chief Financial Officer, Mr. Mamdani is responsible for the development of operational financing including: securities issuances, the documentation needed to close these issuances , establishing and implementing professional relationships on behalf of JAWS, and assisting in matters of corporate compliance as well as company structure. Mr. Mamdani has been active in the growth of JAWS from its inception. He has assisted with numerous financings and all significant legal matters pertinent to JAWS. From May 1996 to August 1998, Mr. Mamdani was a Barrister and Solicitor with the Beaumont Church, a Calgary-based law firm, where his practice focused in the areas of Corporate, Commercial and Securities law. Since 1992, Mr. Mamdani has been actively involved in a number of real estate developments in the Calgary area where he has participated as both an investor and developer. Mr. Mamdani has a Bachelor of Law degree from the University of Calgary. He also holds a Bachelor of Sciences degree in Pharmacy from the University of Manitoba. Mr. Mamdani is also serving as a Director of FAS Group, Inc., the parent company of FAS Wealth Management Services, Inc., a registered broker-dealer and member of the National Association of Securities Dealers, Inc.

     TEJ MINHAS, President, Chief Operating Officer, is an information technology executive with extensive entrepreneurial and corporate exposure. He has more than 20 years of experience in the information technology industry and has held a variety of senior positions. As an expert information technology strategist, he has helped foster the growth of the information technology industry from keypunches and card readers to the explosion of the Internet. His technology skills include most major commercial hardware, software, operating system and network platforms. He has a proven track record of adding value to organizations by providing creative solutions, integrating products, services and alliance partners, to difficult problems. Mr. Minhas has worked and has expertise in a number of industries including: financial services, insurance, telecommunications, oil & gas, retail, manufacturing, and agriculture and has previously held overall profit and loss responsibility for multi-branch information technology operations. Mr. Minhas holds a Bachelor of Science, Computer Science Specialty, from the University of Toronto.

     VERA GMITTER, Vice President, Administration. Ms. Gmitter has been a key contributor to all aspects of JAWS development since inception. Her past 20 years of successful business development has provided a wealth of resource in handling JAWS development in the areas of policies and procedures, government regulation, export, trademark, finance, accounting, legal, public compliance and human resources. Before joining JAWS, Ms. Gmitter held the position of General Manager for Bankton Financial Corporation for one year. In this position she directed daily operations for the corporation, which specialized in custom finance solutions. Previous to her position with Bankton, Ms. Gmitter created and developed successful private enterprises in the retail and service sector for her own company. Because of her entrepreneurial achievements, Ms. Gmitter is committed the implementation of competent and aggressive management strategies. Ms. Gmitter holds a Bachelor of Arts degree in Political Science and Economics from Augustana University.

     CAMERON B. CHELL. Mr. Chell serves as Director and has several years of experience in developing financing solutions for high-tech organizations. As a registered broker, he has aided corporations through their initial financing and start-up phases. Mr. Chell was the Chief Executive Officer and Chairman of FutureLink Distribution Corp. In 1997, in partnership with Mr. Chris McNeill, an investor relations specialist, Mr. Chell opened an investment banking firm, Chell McNeill Inc. The firm was established to assist high-tech companies, like JAWS, FutureLink, and others, in acquiring market and investor relations support. On November 6, 1998, Mr. Chell entered into a Settlement Agreement with the Alberta Stock Exchange to resolve a pending investigation into alleged breaches by Mr. Chell of Alberta Stock Exchange rules and bylaws. As part of the Settlement Agreement,

     Mr. Chell acknowledged that he had breached the duties of supervision, disclosure, or compliance in connection with various offers and sales of securities,

     Mr. Chell was prohibited from receiving Alberta Stock Exchange approval for a five-year period; and

     Mr. Chell has been fined CDN$25,000 and a three-year period of enhanced supervision has been imposed.

     JULIA L. JOHNSON serves as Director and is a nationally-recognized authority on utility regulation in the U.S. She currently serves as Chairman of the Florida Public Service Commission, state Chair person of the Federal/State Joint Board on Universal Service, Vice Chairman of the Communications Committee of the National Association of Regulatory Utility Commissioners, and is a board member for the Markle Foundation, a project that encourages the use of new communications technologies for socially beneficial purposes. Before being appointed to the Florida Public Service Commission, Ms. Johnson served as the Director of Legislative Affairs and senior land use attorney for the Department of Community Affairs. She was the chief lobbyist representing the agency before the Florida Legislature on land use issues. In 1997, Ms. Johnson received the Dollars & $ense Magazine's Best and Brightest Business & Professional Men and Women award. In 1996, she received the University of Florida Association of Black Alumni's Outstanding Leadership Award. Ms. Johnson holds a Juris Doctorate, with a concentration in corporate and real estate transactions, from the University of Florida School of Law, as well as a Bachelor of Science in Business Administration from the University of Florida.

     ARTHUR WONG serves as Director and provides strategic direction to JAWS in the area of channel development. In the past seven years Mr. Wong has founded one oil and gas company and three technology companies. Mr. Wong has taken two of those companies public. As a Fellow for Network Associates Inc. of Santa Clara, California, Mr. Wong headed up Active Security issues and spearheaded the adoption of new security infrastructures for global enterprises and integrators. He also developed standards for new security infrastructures and works on its integration and adaptation internationally. In 1996, Mr. Wong founded and managed Secure Networks Inc., an organization that developed Internet security tools and offered security consulting before it was acquired by Network Associates Inc. for approximately $25 million. He is the Managing Director and Founder of H2O Entertainment Corp., a Calgary-based organization that develops products for Nintendo and its N64 game platform. Mr. Wong also founded Millennium Systems Canada Inc., a wholesale distributor of high-end computer equipment. Mr. Wong holds a Bachelor of Science in Communication from the University of Calgary.

BOARD  OF  DIRECTORS  AND  COMMITTEES

     The board of directors has nominated a Compensation Committee consisting of three outside directors. Any and all compensation plans for the executive members are reviewed on an annual basis. JAWS has a stock option plan that it uses to compensate executives as well as an incentive for executive efforts to add value to JAWS.

     The Compensation Committee currently consists of Julia L. Johnson, Arthur Wong and Cameron B. Chell. The Compensation Committee establishes salaries, incentives and other forms of compensation for officers of JAWS. The Audit Committee consists of Julia L. Johnson, Arthur Wong and Cameron B. Chell.

COMPENSATION  OF  BOARD  OF  DIRECTORS

     Out of pocket expenses of JAWS directors, related to their attendance at meetings of the board of directors, are paid by JAWS. JAWS may reimburse expenses incurred by directors related to board of directors meetings. Each of Ms. Johnson and Mr. Wong are to be compensated in 1998 for their directors' services rendered to JAWS in an amount equal to US$60,000 payable at JAWS's sole discretion, in stock or in cash. In addition, the directors are eligible to receive stock options under the JAWS 1998 Stock Option Plan. No other payments have been made to the directors.

DIRECTORS'  AGREEMENT

     Each of Ms. Julia Johnson and Mr. Arthur Wong have entered into agreements with JAWS to act as a director of JAWS. In consideration of their services, the agreement grants each of the directors a fee of stock or cash equal to $60,000US per annum. In addition, these directors have been granted options to purchase 200,000 shares of JAWS at a price per common share equal to $0.48, exercisable until August 1, 2000.


      ITEM 6.     EXECUTIVE COMPENSATIONITEM 6.     EXECUTIVE COMPENSATION

     The  following  table  sets  forth information concerning compensation of the seven senior officers and directors  of  JAWS,  for  the  fiscal  year  from  January  1  to  December  31,  1999.

                                                              SECURITIES
                                                              ----------

NAME AND                UNDERLYING
---------------------  -------------
PRINCIPAL              OTHER ANNUAL     OPTIONS     ALL OTHER
---------------------  -------------  ------------  ----------
POSITION                YEAR ENDED     SALARY($)     BONUS($)   COMPENSATION($)  GRANTED(#)  COMPENSATION($)
---------------------  -------------  ------------  ----------  ---------------  ----------  ---------------
                       Per Year (1)
CEO - Robert
Kubbernus . . . . . .           1999   180,000 US$  Nil         Nil                 350,000                0

Director - Cameron
Chell . . . . . . . .           1999    50,000 US$  Nil         Nil                 250,000                0

Director - Julia
Johnson . . . . . . .           1999    60,000 US$  Nil         Nil                 200,000                0

Director - Arthur
Wong. . . . . . . . .           1999    60,000 US$  Nil         Nil                 200,000                0

V.P.  Operations -
Vera Gmitter. . . . .           1999    50,000 US$  Nil         Nil                  82,500                0

President, COO -  Tej
Minhas. . . . . . . .           1999   106,667 US$  Nil         Nil                  88,000                0

    106,667 US$
CFO - Riaz Mamdani. .           1999  Nil           Nil                 350,000           0


(1) All salaries are paid in Canadian Dollars. 1.5:1 Exchange rate to calculate US$.


   ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONSItem 7.     Certain
                     Relationships and Related Transactions

     The following paragraphs describe the relationships and transactions of JAWS in the last two years with a director, executive officer, promoter of JAWS or a person who JAWS knows beneficially own or exercise voting or control over 5% or more of JAWS common stock.

PROMOTERS

     Bankton Financial Corporation and Robert Kubbernus are the promoters of JAWS. Bankton Financial Corporation was a founding shareholder in JAWS and beneficial ownership of any JAWS shares owned by Bankton Financial Corporation are attributed to Mr. Kubbernus. Mr. Kubbernus is the Chairman and CEO of JAWS and his company Bankton Financial Corporation receives $180,000 per year for his services.

PURCHASE  OF  JAWS  TECHNOLOGIES  INC.  (ALBERTA)


     On  February  10,  1998, when JAWS was still known as E-Biz Solutions, Inc.
("E-Biz"),  E-Biz  entered  into  an  agreement  with  the  shareholders of JAWS
Technologies Inc. (Alberta) ("JAWS Alberta") to purchase all the issued and outstanding shares of JAWS Alberta for 1,500,000 restricted shares of E-Biz.
Pursuant to this agreement, the following people received common stock of E-Biz, in consideration for their shares of JAWS Alberta, as follows:


JAWS ALBERTA SHAREHOLDER           NUMBER OF E-BIZ SHARES RECEIVED
Robert Kubbernus. . . . . . . . .                          315,000
---------------------------------  -------------------------------
Bankton Financial Corporation (1)                          322,000
---------------------------------  -------------------------------
Chell McNeill, Inc.(2). . . . . .                          637,000
---------------------------------  -------------------------------


---------------------------------
(1) Robert Kubbernus is the controlling shareholder of Bankton Financial Corporation. Robert Kubbernus was also granted 200,000 options to purchase shares of the common stock at $0.50 per share.
(2) Cameron Chell is the controlling shareholder of Chell McNeill, Inc. Cameron Chell was also granted 200,000 options to purchase shares of the common stock of E-Biz at $0.50 per share.

TRANSACTIONS  WITH  THOMSON  KERNAGHAN  &  CO.  LIMITED

     JAWS has received notice of conversion from Thomson Kernaghan for conversion of $210,000, plus interest of $3,798, of Thomson Kernaghan debentures. These conversions will result in the issuance of 1,912,317 shares. Thomson Kernghan also holds warrants to puchase 2,351,649 shares of common stock of JAWS. Pursuant to Exhibit C of the amended debenture agreement, Thomson Kernaghan & Co. Limited is the registered holder of 10,928,572 common shares of JAWS that, during the term of the Escrow Agreement and so long as any of the shares are in escrow, cannot be voted. These share are held as security for the funds advanced and to be advanced. JAWS has no other relationship with Thomson Kernaghan & Co. Limited other than the amended debenture agreement. (See "Management's Discussion and Analysis-Financing.) Shares owned by Thomson Kernaghan & Co. Limited are attributed to numerous shareholders. The only shareholder of Thomson Kernaghan with an ownership position greater than 10% is Mr. Mark Valentine. Mr. Valentine owns 25% of the shares of Thomson Kernaghan.

CONSULTING  FEES

     For the services of Robert Kubbernus, who acts as CEO and Chairman of the Company, JAWS pays Bankton Financial Corporation a company controlled by Mr. Kubbernus. Compensation for Mr. Kubbernus, as approved by the Board of Directors of JAWS, is $180,000 USD per annum and as at June 30, 1999, JAWS has paid $90,000 for Mr. Kubbernus's 1999 services. Mr. Kubbernus and Bankton Financial Corporation are shareholders and promoters of JAWS and continue to direct and promote the company's future development. (See - Financial Statements-Footnote 6.)

LEASE  OF  PREMISES

     JAWS entered into an agreement to lease premises from Shelbourne Place Holding Corp. Riaz Mamdani, the Chief Financial Officer of JAWS, owns a majority of the shares of this corporation. The lease began on November 1, 1998 and is for a five year term.

TRANSACTIONS  WITH  FUTURELINK

     Mr. Chell has resigned as CEO and director of FutureLink. Robert Kubbernus is a director of FutureLink. FutureLink is an ASP and supplies services to JAWS. These services are provided to JAWS on normal commercial terms consistent with the terms FutureLink has with other clients. There are no written contracts between FutureLink and JAWS, the services are provided on a month to month basis.

PROVISION  OF  STATIONARY  AND  OFFICE  SUPPLIES

     Mr. Mamdani was a director of Willsons Stationers, a stationary and office supplies company, until August 13, 1999. JAWS purchases all of its stationary and office supplies from Willsons at prices paid by non-relatate parties in arms legnth transactions.

           ITEM 8.     LEGAL PROCEEDINGS.ITEM 8.     LEGAL PROCEEDINGS

     JAWS is not a party to any litigation or pending litigation outside of routine litigation incidental to the business of JAWS.


ITEM  9.     MARKET  FOR  COMMON  EQUITY  AND RELATED SHAREHOLDER MATTERSITEM 9.
MARKET  FOR  COMMON  EQUITY  AND  RELATED  SHAREHOLDER  MATTERS

     As of September 30, 1999, there were approximately 86 shareholders of record of JAWS' common stock. JAWS' common stock is currently listed for trading on the over-the-counter bulletin board under the symbol "JAWZ." The following table sets forth, the high and low bid prices for JAWS' common stock as reported by the OTC Bulletin Board since February 1, 1998.


                PRICE RANGE  TRADING VOLUME
                -----------  --------------
                   HIGH           LOW
                -----------  --------------
February 1998.         1.00            0.59     333,800
March 1998 . .         1.06            0.88     693,200
April 1998 . .         1.22            0.94   2,480,000
May 1998 . . .         0.88            0.75     869,700
June 1998. . .         0.85            0.55   1,740,000
July 1998. . .         0.75            0.45   2,621,500
August 1998. .         0.76            0.40   2,282,900
September 1998         0.45            0.28   1,608,800
October 1998 .         0.33            0.16   4,070,500
November 1998.         0.26            0.15   3,905,100
December 1998.         0.52            0.35   8,489,200
January 1999 .         0.68            0.40   3,836,000
February 1999.         1.12            0.55   5,862,100
March 1999 . .         0.88            0.65   4,224,800
April 1999 . .         0.98            0.62   4,293,700
May 1999 . . .         3.53            0.71  15,160,300
June 1999. . .         3.12            2.12   4,731,000
July 1999. . .         2.78            1.88   2,841,700
August 1999. .         2.25            1.53   1,614,200
September 1999         1.81            1.34   2,204,900



  ITEM 10.    RECENT SALE OF UNREGISTERED SECURITIES.Item 10.     Recent Sale of
                             Unregistered Securities

     The following securities have been sold by JAWS since incorporation in 1997.

1.     Offering  memorandum  dated February 14, 1997 with a Sticker Update dated
April 1, 1997 which JAWS sold 4,000,000 shares of Common Stock at $0.015 per share for an aggregate investment of $60,000. The sales were made in a transaction in reliance on the exemption provided by Rule 504 of Regulation D promulgated under Section 3 (b) of the Securities Act of 1933., as amended (the "Act"). The sale of shares was to 14 accredited investors in the state of Nevada. Additionally, sales were made to 27 investors all of whom are not U. S. citizens or residents.

2. Sales to two consultants to JAWS for an aggregate of 300,000 shares of common stock. 250,000 shares of common stock were issued to C.J Weinstein in December 1997 for remuneration for his services as Director, and as incentive to join the company. In February 1998, 50,000 shares of common stock were issued to Joseph Lynch in consideration for services rendered to JAWS in relation to the establishment of the capital structure of the company and vetting of public relations firms. The sales were made in a transaction not involving any public offering in reliance on the exemption provided by Rule 506 of Regulation D and
Section  4  (2)  of  the  Act.

3. Share Exchange Agreement between JAWS and shareholders of JAWS dated February 10, 1998 which JAWS issued 1,500,000 shares of common stock and options to purchase 400,000 shares of Common Stock at $0.50 per share to the shareholders of JAWS Canada in exchange for all of the issued and outstanding shares of JAWS Canada. The sales were made in a transaction not involving any public offering in reliance on the exemption provided by Rule 506 of Regulation D and Section 4 (2) of the Act.

4. Offering Memorandum dated February 18, 1998 which JAWS sold 600,000 shares of common stock at $0.50 per share for an aggregate investment of $300,000. The sales were made in a transaction in reliance on the exemption provided by Rule 504 of Regulation D promulgated under Section 3 (b) of the Act. The sale of shares was to 26 accredited investors. All investors are not residents or citizens of the U.S.

5. Sale on July 24, 1998 of 100,000 shares of common stock of JAWS to Bonanza Management Ltd. in consideration of investor relations and consulting services rendered, including the distribution of the JAWS business plan to the investment community. The sale was made in a transaction not involving any public offering in reliance on the exemption provided by Rule 506 of Regulation D and Section 4 (2) of the Act.

6. Offering memorandum dated February 18, 1998 of 1,250,000 shares of common stock of JAWS at $0.40 per share for an aggregate investment of $500,000 to Bristol Asset Management LLC, an accredited investor. The sale was made in a transaction in reliance on the exemption provided by Rule 504 of Regulation D promulgated under Section 3 (b) of the Act.

7. Sales made in accordance with the February OM of 900,000 shares of common stock of JAWS at $0.20 per share for an aggregate investment of $180,000 to two accredited investors (450,000 shares each) Hampton Park Ltd. and Linear
Strategies Ltd. These sales were made in a transaction in reliance on the exemption provided by Rule 504 of Regulation D promulgated under Section 3 (b) of the Act.

8. Sales by the offering memorandum dated April 1998 of 50,000 shares of common stock of JAWS at $0.40 per share for an aggregate investment of $20,000 to Riaz Mamdani, an accredited investor. The offering was made by exemption in Rule 504 of Regulation D promulgated under the Act. This sale was made in a transaction in reliance on the exemption provided by Rule 504 of Regulation D promulgated under Section 3 (b) of the Act.

9. 10% Convertible Debenture issued to Thomson Kernaghan in connection with the amended debenture purchase agreement dated April 27, 1999. To date, JAWS has issued debentures for $1,520,000. Of such issuance only $210,000 plus interest has been noticed for conversion at $0.1118 into 1,912,317 shares of common stock. The sale of the debenture was made by exemption in Regulation S promulgated under the Act. TK warranted in the debenture purchase agreement that it is not a "U.S. Person", as such term is defined in Rule 902(k) of Regulation S; that the securities have not been offered to it in the United States and that offers of securities of JAWS shall not be made to United States persons for a period of one year from the date of closing of all debentures offered pursuant to the agreement.

10. Sale on December 15, 1998 of 1,182,188 shares of common stock of JAWS at $0.32 per share for an aggregate investment of $378,300. Further, the sale included 391,094 warrants to purchase 391,094 common shares of JAWS at $1.00 per share until March 30, 2000, and 391,094 warrants to purchase 391,094 common shares of JAWS at $2.00 per share until March 30, 2000. The sale of shares was to 9 accredited investors. The sales were made in a transaction not involving any public offering in reliance on the exemption provided by Rule 506 of Regulation D and Section 4 (2) of the Act. All investors are not U.S. citizens or residents.

11. Sale on April 6, 1999 made in accordance with the Offering Memorandum dated February 18, 1998 of 1,571,428 common shares of JAWS at $0.35 per share for an aggregate investment of $550,000 to Hampton Park Ltd. ($300,000) and Global Equity Fund Ltd. ($250,000), both accredited investors. The sales were made in a transaction in reliance on the exemption provided by Rule 504 of Regulation D promulgated under Section 3 (b) of the Act. The purchasers are contractually prohibited from reselling the securities for a six-month period.

12. Sale on June 9, 1999 of 408,333 shares of common stock of JAWS at $0.60 per share for an aggregate investment of $245,000 to Royale Crown Limited, an accredited investor. The sale was made in a transaction in reliance on the exemption provided by Rule 504 of Regulation D promulgated under Section 3 (b) of the Act.

13. Sale to Glentel Inc., on June 21, 1999, of 1,000,000 shares of common stock of JAWS at $1.50 per share for an aggregate investment of $1,500,000. This sale included 834,000 warrants to purchase 834,000 common shares at $2.25 per share until June 30, 2001. The sale was made in a transaction not involving any public offering in reliance on the exemption provided by Rule 506 of Regulation D and Section 4 (2) of the Act. A finder fee of $105,000 was paid to Mr. Joe Dobosz.

14. Sale on June 21, 1999 of 200,000 shares of common stock of JAWS at $1.50 per share for an aggregate investment of $300,000. This sale included 166,000 warrants to purchase 166,000 common shares at $2.25 per share until June 30, 2001, to 10 accredited investors, all of whom are not U.S. Citizens or residents. The sale was made in a transaction not involving any public offering in reliance on the exemption provided by Rule 506 of Regulation D and Section 4
(2)  of  the  Act.

15. Sale on September 15, 1999 of 141,000 shares of common stock of JAWS to Richard H. Langley Jr., an accredited investor, for consulting services including investor relations, communication and public relations services. The sale was made in a transaction not involving any public offering in reliance on the exemption provided by Rule 506 of Regulation D and Section 4 (2) of the Act.


  ITEM 11.     DESCRIPTION OF SECURITIESITEM 11.     DESCRIPTION OF SECURITIES

     In April 1999, JAWS increased its authorized shares from 20,000,000 shares of common stock to 95,000,000 shares of common stock, with a par value $.001 per share. Authorized preferred stock remains at 5,000,000 shares, with a par value $.001 per share. As of September 30, 1999 there were 13,202,949 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding.

COMMON  STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors, out of funds legally available therefore. In the event of liquidation, dissolution or winding up of JAWS, and subject to the prior distribution rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of common stock shall be entitled to receive, pro rata, all of the remaining assets of JAWS available for distribution to its stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED  STOCK

     The board of directors is authorized, subject to any limitations prescribed by the laws of the State of Nevada, with approval by JAWS's stockholders, to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions, and to increase or decrease the number of shares of any series, but not below the number of shares of series then outstanding without any further vote or action by the stockholders. The board of directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of shares.

NEVADA  ANTI-TAKEOVER  LEGISLATION

     Nevada law includes the provisions, which prevent third parties from taking over Nevada corporations. The Nevada Control Share Act generally provides that shares acquired in excess of the specified thresholds will not possess any voting rights unless the voting rights are approved by a majority of a corporation's disinterested shareholders. The Nevada Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of the specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation, or their affiliates. Nevada law and JAWS articles and bylaws also authorize us to indemnify JAWS Directors, Officers, employees and agents. In addition, JAWS articles and Nevada law presently limit the personal liability of corporate Directors for monetary damages, except where the directors breach  their  fiduciary  duties,  and

     the breach constitutes or includes the violations of criminal law, a transaction from which the Directors derived an improper personal benefit, the unlawful distributions or the other reckless, wanton or willful acts or misconduct.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF JAWS ARTICLES OF INCORPORATION AND BYLAWS

     The provisions of the articles and bylaws of JAWS summarized in the following paragraphs, and above under the section entitled "preferred stock," may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. The following provisions may not be amended in JAWS articles or bylaws without the affirmative vote of the holders of at least two-thirds of the outstanding shares of JAWS common stock. The articles and bylaws provide that special meetings of shareholders of JAWS may be called only by JAWS board of directors, or holders of not less than 10% of JAWS' outstanding voting stock entitled to vote at the special meeting.

     Despite the belief of JAWS as to the benefits to shareholders of these provisions of JAWS articles of incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by JAWS Board, but from which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in the transaction may not have any opportunity to do so. The provisions will also render the removal of the JAWS board of directors and management more difficult and may tend to stabilize JAWS stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The board of directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Under applicable regulations, at any annual or special meeting of its shareholders, JAWS may adopt additional articles of incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Nevada corporation.

TRANSFER  AGENT

     JAWS transfer agent for its common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204-2991.


          ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERSITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     JAWS' articles of incorporation and By-Laws provide for indemnification of JAWS' officers and directors, to the fullest extent permitted by Nevada Law. In addition, the Restated articles of incorporation provide, under Nevada Law, that no director shall be personally liable to JAWS, or its shareholders, for monetary damages because of any breach of fiduciary duty by the director as a director. However, the directors shall be liable to the extent provided by applicable law for breach  of  the  director's duty of loyalty to JAWS or its shareholders, or acts or missions not in good faith or which involve intentional misconduct or willful violation of law.

     At present, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of JAWS. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers, and controlling persons, JAWS is aware that, in the opinion of the Securities and Exchange Commission, the indemnification is against public policy as expressed in the Securities Act and is unenforceable.


                   ITEM 13.     EXHIBITSITEM 13.     EXHIBITS

3.1.1 Articles of Incorporation of "E-Biz" Solutions, Inc. (now JAWS US), a Nevada Corporation was amended on March 11, 1998 and on February 4, 1999.(3)

3.1.2 Articles of Incorporation of JAWS Technology Inc., an Alberta corporation, dated September 18, 1997.(3)

3.1.3 Certificate of Amendment of Articles of Incorporation , dated March 30, 1998, changing the name of E-Biz to Jaws Technologies, Inc.(3)

3.1.4 Certificate of Amendment of Articles of Incorporation of JAWS increasing the total number of common stock which JAWS is allowed to issue from 20,000,000 to 95,000,000.(3)

3.2.1     Bylaws  of  E-Biz  Solutions  Inc.  (now  Jaws  US)  dated January 27,
1997.(3)

3.2.2 Bylaws No. 1 of JAWS Canada dated October 20, 1997 and Bylaw No. 2 of JAWS Canada dated October 20, 1997.(3)

4.1.1 Amendment No. 1 to Debenture Purchase Agreement by and between JAWS and Thompson Kernaghan dated April 27, 1999.(3)

4.1.2 Investment Agreement by and between JAWS and Bristol Asset Management V, LLC dated August 27, 1998 and letter of termination.(3)

4.1.3 Warrant to purchase 1,000,000 shares of common stock of JAWS issued to Bristol Asset Management, LLC.(3)

4.1.4 Debenture Acquisition Agreement by and between JAWS and Thomson Kernaghan & Co. Ltd. dated September 25, 1998.(3)

5.1     Opinion  of  Sonfield  &  Sonfield.(1)

10.1.1 Lease Agreement by and between JAWS and The Manufacturer of Life Insurance Company dated December 15, 1997.(Deleted)

10.1.2     Director's Agreement between JAWS and Arthur Wong dated July 1998.(3)

10.1.3     Director's  Agreement  between  JAWS and Julia Johnson dated July 30,
1998.(3)

10.1.4     Incentive  and  Non-Qualified  Stock  Option  Plan  for  JAWS.(3)

10.1.5 Master Agreement by and between JAWS and A.I. Axion Internet Communications, Inc. dated November 24, 1998. - Deleted

10.1.6 Master Agreement by and between JAWS and Calgary On-Line dated December 1998. - Deleted

10.1.7 Master Agreement by and between JAWS and ABC Internet Inc. dated December 7, 1998. - Deleted

10.1.8 Letter Agreement between JAWS and Arrow Communications (ApexMail) dated August 10, 1999. (1)

10.1.9 Addendum to the Letter Agreement between JAWS and ApexMail.net, dated September 28, 1999. (1)

10.1.10 Resolution and Assignment of JAWS Software Ltd. to JAWS Technologies Inc, dated October 20, 1997. (1)

10.1.11 Assignment from James L. A. Morrison to JAWS Technologies Inc., dated October 9, 1998. (1)

10.1.12 Notification of Assignment from United States Department of Commerce, Patent and Trademark Office, dated March 15, 1999 (1)

10.1.13 Written Consent of the Board of Directors authorizing payment of consulting fees to officers of JAWS and their affiliates.(3)

10.1.14      Indemnity  Agreements  by  and  between  JAWS  and  Ms.  Julia  L.
Johnson.(3)

10.1.15      Indemnity  Agreements  by  and between JAWS and Mr. Arthur Wong.(3)

21     Subsidiaries of JAWS: JAWS Technologies, Inc., an Alberta corporation.(3)

23.1     Consent  of  Sonfield  &  Sonfield.(included  in  exhibit  5.1)

23.2     Consent  of  Ernst  &  Young  LLP.(3)

27     Financial  Data  Schedule(1)

-------------------------
(1)     Filed  herewith.
(1)     Previously  filed.
(2) Incorporated by reference to registration statement on Form SB-2, File No. 333-65583.

                                     F - 29


               INDEX TO FINANCIAL STATEMENTSINDEX TO FINANCIAL STATEMENTS

                            CONSOLIDATED FINANCIAL STATEMENTS

                                 JAWS TECHNOLOGIES, INC.

                  JUNE 30, 1999 (UNAUDITED), DECEMBER 31, 1998 AND 1997






June 30, 1999 (unaudited)
-----------------------------------------------------------------------------
Independent Auditor's Report. . . . . . . . . . . . . . . . . . . . . . . . .  F - 2
Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . .  F - 3
Consolidated Statements of Loss and Deficit and Comprehensive Loss. . . . . .  F - 4
Consolidated Statement of Changes in Stockholders' Equity . . . . . . . . . .  F - 5
Consolidated Statements of Cash Flow. . . . . . . . . . . . . . . . . . . . .  F - 6
Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . . . .  F - 7-17


December 31, 1997
-----------------------------------------------------------------------------

Independent Auditor's Report. . . . . . . . . . . . . . . . . . . . . . . . .  F - 18
Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences.  F - 19
Balance Sheets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F - 20
Statements of Loss and Deficit and Comprehensive Loss . . . . . . . . . . . .  F - 21
Statements of Cash Flow . . . . . . . . . . . . . . . . . . . . . . . . . . .  F - 22
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  F - 23-26


                          INDEPENDENT AUDITORS' REPORT


To  the  Board  of  Directors
JAWS  TECHNOLOGIES,  INC.

We have audited the accompanying consolidated balance sheets of JAWS TECHNOLOGIES, INC. as at December 31, 1998 and 1997 and the related consolidated statements of loss and deficit and comprehensive loss, changes in stockholders' equity and cash flows for the year ended December 31, 1998, for the six months ended June 30, 1998, and for the period from the date of incorporation on January 27, 1997 to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jaws Technologies, Inc. as at December 31, 1998 and December 31, 1997 and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 1998, for the six months ended June 30, 1998, and for the period from the date of incorporation on January 27, 1997 to December 31, 1997, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and working capital deficiency raise substantial doubts about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Calgary,  Canada     signed:  Ernst  &  Young  LLP
March  22,  1999     Chartered  Accountants

JAWS  TECHNOLOGIES,  INC.



                                  CONSOLIDATED BALANCE SHEETS
                          (all amounts are expressed in U.S. dollars)
                              (see basis of presentation - note 1)


                             JUNE 30,     DECEMBER 31,     DECEMBER 31,

                                                              1999          1998        1997
                                                              $             $

  (unaudited)
ASSETS
CURRENT
Cash . . . . . . . . . . . . . . . . . . . . . . . . . .    2,054,125        33,732        111
Accounts receivable. . . . . . . . . . . . . . . . . . .       42,536         7,243          -
Due from related parties [note 6]. . . . . . . . . . . .            -        13,118          -
Prepaid expenses and deposits. . . . . . . . . . . . . .      111,623       140,456      7,500
                                                            2,208,284       194,549      7,611
Fixed assets, net of $50,579 (December 31, 1998 -
13,461; December 31, 1997 - $1,160)
accumulated depreciation [note 4]. . . . . . . . . . . .      420,148        78,830      2,320
                                                            2,628,432       273,379      9,931

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT
Accounts payable . . . . . . . . . . . . . . . . . . . .      486,026       379,720     32,976
Accrued liabilities. . . . . . . . . . . . . . . . . . .      191,357        48,880          -
Current portion of capital lease obligations payable
[note 11]. . . . . . . . . . . . . . . . . . . . . . . .       14,130             -          -
Due to related parties [note 6]. . . . . . . . . . . . .      193,583       197,115          -
                                                              885,096       625,715     32,976

Capital lease obligations payable [note 11]. . . . . . .       41,889             -          -
Due to stockholders [note 6] . . . . . . . . . . . . . .       15,221        74,717     78,159
Convertible debentures [note 7]. . . . . . . . . . . . .    1,022,343       146,606          -
                                                            1,079,453       221,323     78,159

COMMITMENTS AND CONTINGENCIES [NOTES 10 AND 16]
STOCKHOLDERS' EQUITY (DEFICIENCY)
Authorized
 95,000,000 common shares at $0.001 par value
        5,000,000 preferred shares at $0.001 par value
Common stock issued and paid-up [note 5] . . . . . . . .       14,973        10,612      4,000
Capital in excess of par value . . . . . . . . . . . . .    5,181,092     2,212,153     31,650
Contributed surplus. . . . . . . . . . . . . . . . . . .    1,241,607       425,559          -
Foreign currency translation adjustment. . . . . . . . .     (127,538)       (8,842)         -
Deficit. . . . . . . . . . . . . . . . . . . . . . . . .   (5,646,251)   (3,213,141)  (136,854)
                                                              663,883      (573,659)  (101,204)
                                                          ------------  ------------  ---------
                                                            2,628,432       273,379      9,931
                                                          ------------  ------------  ---------


See  accompanying  notes

On  behalf  of  the  Board:
                    Director               Director

JAWS  TECHNOLOGIES,  INC.



              CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT AND COMPREHENSIVE LOSS
                         (all amounts are expressed in U.S. dollars)



               PERIOD  FROM
               INCORPORATION
     SIX  MONTHS  ENDED     YEAR  ENDED     JANUARY  27,  TO

                                       JUNE 30,     DECEMBER 31,    DECEMBER 31,
                                     ------------  --------------  --------------
                                            1999            1998            1998        1997
  $ . . . . . . . . . . . . . . . .  $             $               $
  (unaudited)
-----------------------------------

REVENUE . . . . . . . . . . . . . .       10,180           1,938          29,068           -

EXPENSES [NOTE 6]
Accounting and legal. . . . . . . .      136,589          59,862         186,128      69,952
Advertising and promotion . . . . .      184,767         170,684         218,574      35,000
Consulting. . . . . . . . . . . . .      226,275         340,908         514,894      30,731
Depreciation and amortization . . .       37,118           4,912          14,041         580
Directors' fees . . . . . . . . . .       65,000               -          33,333           -
Management fees . . . . . . . . . .      105,728               -               -           -
Amortization of deferred financing
fees [note 7] . . . . . . . . . . .       39,615               -           5,158           -
Foreign exchange loss . . . . . . .       12,997               -            (431)          -
Non cash interest expense . . . . .      662,171               -         381,688           -
Interest expense and bank charges .        4,028               -           2,869           -
Investor relations. . . . . . . . .       54,630               -         258,016           -
Office and administration . . . . .       55,896               -          83,143           -
Other . . . . . . . . . . . . . . .      164,180          33,214          52,928         591
Rent. . . . . . . . . . . . . . . .       82,099           8,787          29,637           -
Travel. . . . . . . . . . . . . . .      234,082          43,377         132,646           -
Wages and employee benefits . . . .      378,115          23,124         283,728           -
Software development costs
 [note 3] . . . . . . . . . . . . .            -         909,003         909,003           -
                                       2,443,290       1,593,871       3,105,355     136,854
LOSS FOR THE PERIOD [NOTE 8]. . . .   (2,433,110)     (1,591,933)     (3,076,287)   (136,854)
-----------------------------------  ------------  --------------  --------------  ----------
OTHER COMPREHENSIVE LOSS
Foreign currency translation
adjustment. . . . . . . . . . . . .     (118,696)            848          (8,842)          -
COMPREHENSIVE LOSS. . . . . . . . .   (2,551,806)     (1,591,085)     (3,085,129)   (136,854)

DEFICIT, BEGINNING OF PERIOD. . . .   (3,213,141)       (136,854)       (136,854)          -
LOSS FOR THE PERIOD . . . . . . . .   (2,433,110)     (1,591,085)     (3,076,287)   (136,854)
DEFICIT, END OF PERIOD. . . . . . .   (5,646,251)     (1,728,787)     (3,213,141)   (136,854)

Loss per common share . . . . . . .        (0.21)          (0.24)          (0.42)      (0.03)
Weighted average number of shares
outstanding . . . . . . . . . . . .   11,428,319       6,516,851       7,405,421   4,000,000


See  accompanying  notes

JAWS  TECHNOLOGIES,  INC.


                        CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                               (all amounts are expressed in U.S. dollars)


                                           CAPITAL IN
                                           -----------
                                            EXCESS OF   CONTRIBUTED
                                             SHARES      PAR VALUE     PAR VALUE    SURPLUS
                                           $            $             $
                                           -----------  ------------  -----------

BALANCE, JANUARY 27, 1997
Issuance of common stock for cash . . . .    4,000,000         4,000      56,000      60,000
Less share issue costs. . . . . . . . . .            -             -     (24,350)    (24,350)
BALANCE, DECEMBER 31, 1997. . . . . . . .    4,000,000         4,000      31,650           -
-----------------------------------------  -----------  ------------  -----------  ----------
Issuance of common stock for services
   [note 5] . . . . . . . . . . . . . . .      400,000           400     199,600           -
-----------------------------------------  -----------  ------------  -----------  ----------
Issuance of common stock on acquisition
   of subsidiary [note 3] . . . . . . . .    1,500,000         1,500     838,248           -
Issuance of common stock for cash . . . .    2,800,000         2,800   1,017,200           -
Warrants issued with issuance of
   convertible debentures [note 7]. . . .            -             -           -     342,857
Equity component of convertible
   debentures [note 7]. . . . . . . . . .            -             -           -     118,462
Equity component of financing fees [note
                                                    7]             -           -           -    (11,760)
Equity component of financing fees [note
                                                    7]             -           -           -    (24,000)
Issue of common stock upon conversion
   of convertible debentures [note 7] . .    1,912,317         1,912     211,886           -
Financing fee associated with converted
   debentures [note 7]. . . . . . . . . .            -             -     (21,117)          -
Share issue costs . . . . . . . . . . . .            -             -     (65,314)
BALANCE, DECEMBER 31, 1998. . . . . . . .   10,612,317        10,612   2,212,153     425,559
(UNAUDITED)
-----------------------------------------
Issuance of common stock for cash . . . .      317,188           317     101,183           -
Equity component of convertible
   debentures [note 7]. . . . . . . . . .            -             -           -     424,575
Equity component of financing fees [note
                                                    7]             -           -           -    (14,000)
Issuance of common stock for cash . . . .    4,044,761         4,044   2,867,756           -
Equity component of convertible
   debenture [note 7] . . . . . . . . . .            -             -           -     193,292
Equity component of financing fee [note
                                                    7]             -           -           -    (19,329)
Warrants issued with issuance of
   convertible debentures [note 7]. . . .            -             -           -     341,538
Equity component of financing fee [note
                                                    7]             -           -           -   (110,028)
BALANCE, JUNE 30, 1999. . . . . . . . . .   14,974,266        14,973   5,181,092   1,241,607


See  accompanying  notes

JAWS  TECHNOLOGIES,  INC.



                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (all amounts are expressed in U.S. dollars)


               PERIOD  FROM
               INCORPORATION
     SIX  MONTHS  ENDED     YEAR  ENDED     JANUARY  27,  TO

                                                JUNE 30,     DECEMBER 31,    DECEMBER 31,
                                              ------------  --------------  --------------
                                                     1999            1998            1998       1997
  $. . . . . . . . . . . . . . . . . . . . .  $             $               $
  (unaudited)
--------------------------------------------
CASH FLOWS USED IN OPERATING ACTIVITIES
Loss for the period. . . . . . . . . . . . .   (2,433,110)     (1,591,933)     (3,076,287)  (136,854)
Adjustments to reconcile loss to cash flows
used in operating activities:
Consulting expense not involving the
   payment of cash [note 5]. . . . . . . . .            -         150,000         200,000          -
Depreciation and amortization. . . . . . . .       37,118           4,912          14,041        580
Amortization of deferred financing fees. . .       39,615               -           5,158          -
Software development costs . . . . . . . . .            -         909,003         909,003          -
Non-cash interest expense on warrants. . . .            -               -         257,143          -
Non-cash interest expense on convertible
debentures . . . . . . . . . . . . . . . . .      617,867               -         118,462          -
Non-cash interest expense on convertible
   debenture conversion and accrued
   interest. . . . . . . . . . . . . . . . .       44,304               -           6,083          -
Changes in non-cash working capital
   balances [note 12]. . . . . . . . . . . .      251,909         107,814         439,422     25,476
                                               (1,442,297)       (420,204)     (1,126,975)  (110,798)

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of fixed assets . . . . . . . . . .     (441,114)        (78,198)       (115,584)    (2,900)
                                                 (441,114)        (78,198)       (115,584)    (2,900)

CASH FLOWS GENERATED BY (USED IN)
   FINANCING ACTIVITIES
Proceeds from the issuance of common stock,
   net of issue costs. . . . . . . . . . . .    2,973,300         754,686         954,686     35,650
Repayment of stockholder loans . . . . . . .      (59,496)       (116,437)        (78,159)    78,159
Proceeds from advances . . . . . . . . . . .            -               -          20,273          -
Proceeds received on issue of convertible
   debenture . . . . . . . . . . . . . . . .    1,100,000               -         420,000          -
Financing fees on issue of convertible
   debenture . . . . . . . . . . . . . . . .     (110,000)              -         (42,000)         -
                                                3,903,804         638,249       1,274,800    113,809
                                              ------------  --------------  --------------  ---------

INCREASE IN CASH . . . . . . . . . . . . . .    2,020,393         139,847          32,241        111
Cash acquired on acquisition of subsidiary .            -               -           1,380          -
Cash, beginning of period. . . . . . . . . .       33,732             111             111          -
CASH, END OF PERIOD. . . . . . . . . . . . .    2,054,125         139,958          33,732        111



See  accompanying  notes

JAWS  TECHNOLOGIES,  INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (AMOUNTS AS AT JUNE 30, 1999 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999,
                                 ARE UNAUDITED)
                   (ALL AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)
1.     BASIS  OF  PRESENTATION
Jaws Technologies, Inc., (the "Company") was incorporated on January 27, 1997 under the laws of the State of Nevada as "E-Biz" Solutions, Inc. On March 27, 1998, "E-Biz" Solutions, Inc. changed its name to Jaws Technologies, Inc. The business purpose is developing and selling encryption software. These activities are carried out through the Company's wholly owned Canadian subsidiary.
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has a working capital deficiency of $431,166 at December 31, 1998, a deficit of $3,213,141 at December 31, 1998 and $5,646,251 as at June
30, 1999 and net operating cash outflows of $1,442,297 for the six month period ended June 30, 1999. Although it has a positive working capital balance of $1,323,188 at June 30, 1999, the Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow, to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. However, no assurance can be given at this time as to whether the Company will achieve any of these conditions. These factors, among others, raise substantial doubt about the
Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period of time.
Management believes that additional funding will be required to finance expected operations until a market has been developed for the Company's software. Management intends to seek additional financing through future private or public offerings of stock and through the exercise of stock options.
The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary to reflect a fair presentation for the periods being presented.
2.     SIGNIFICANT  ACCOUNTING  POLICIES
The financial statements have, in management's opinion, been properly prepared in accordance with accounting principles generally accepted in the United States.
USE  OF  ESTIMATES
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amount of recorded assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.
CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Jaws Technologies, Inc., an Alberta, Canada corporation, after elimination of intercompany accounts and transactions. FIXED ASSETS
Fixed assets are recorded at cost and are depreciated at the following annual rates which are designed to amortize the cost of the assets over their estimated useful lives.
     Furniture  and  fixtures     -  20%  diminishing  balance
     Computer  hardware     -  33%  straight  line
     Computer  software  for  internal  use     -  33%  straight  line
     Leasehold  improvements     -  20%  straight  line
SOFTWARE  DEVELOPMENT
Software development costs are expensed when technological feasibility has not yet been established. Subsequent to establishing technological feasibility, such costs are capitalized until the commencement of commercial sales. FINANCING FEES
Financing fees associated with that portion of the 10% convertible debentures classified as debt are deferred and amortized over the life of the debentures. Financing fees associated with that portion of the convertible debentures classified as contributed surplus is charged to that account. The pro rata portion of financing fees associated with converted debentures is charged to share capital in excess of par value.
REVENUE
Revenue from selling encryption software is recognized when the software is delivered.
ADVERTISING
Advertising  costs  are  expensed  as  incurred.
INCOME  TAXES
The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount and the tax basis of the company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Deferred income taxes are recorded at the income tax rates that are expected to apply when the deferred tax liability is settled or the deferred tax asset is realized. When necessary, valuation allowances are established to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred income tax assets and liabilities. FOREIGN CURRENCY TRANSLATION
The functional currency of the Company's subsidiary is the Canadian dollar. Accordingly, assets and liabilities of the subsidiary are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the subsidiary are recorded in a "Foreign Currency Translation Adjustment" account in stockholders' equity.
LOSS  PER  COMMON  SHARE
The loss per common share has been calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share, assuming all warrants, options and conversion features were exercised, does not differ from basic earnings per share.
STOCK  OPTIONS
The Company applies the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost is recognized in the accounts as options are granted with an exercise price that approximates the prevailing market price.
PRIOR  YEAR  AMOUNTS
Certain prior year amounts have been reclassified to conform to the presentation adopted in 1999.
3.     ACQUISITION
On February 10, 1998 the Company issued 1,500,000 restricted common shares, as well as options to purchase 400,000 shares of its restricted common stock at $0.50 per share in exchange for all of the outstanding common stock of Jaws Technologies, Inc., an Alberta, Canada corporation ("Jaws Alberta"). The options issued in connection with the acquisition have been ascribed no value. Jaws Alberta was a development stage company which at the time of acquisition was in the process of creating a new encryption software product. The acquisition has been accounted for by the purchase method.

The purchase price, and thereby the amounts allocated to software and the shares issued, net of other assets and liabilities acquired, was determined based on estimates by management as to the replacement cost for the encryption software development which had been incurred by Jaws Alberta prior to the acquisition date. The purchase price has been allocated to the net assets acquired based on their estimated fair values as follows:


                                          $
                                      ---------

Net assets acquired
Non-cash working capital . . . . . .    (5,087)
Software under development . . . . .   909,003
Fixed assets . . . . . . . . . . . .     2,891
Due to stockholders. . . . . . . . .   (54,443)
Net assets acquired, excluding cash.   852,364
------------------------------------  ---------
Acquisition costs. . . . . . . . . .   (13,996)
Cash acquired. . . . . . . . . . . .     1,380
Net assets acquired for common stock   839,748


The amount allocated to software under development relates to encryption software and its related algorithms, including the "L5" software. This software, at the time of purchase, was not completely developed, tested or otherwise available for sale and therefore has been immediately expensed in the accompanying consolidated statements of loss and deficit. Coding and testing activities for this software were completed on July 31, 1998.
The operating results of the acquired company are included in the consolidated statements of loss, deficit and comprehensive loss from the date of acquisition. Pro forma loss and pro forma loss per common share for the six month period ended June 30, 1998, giving effect to the acquisition of Jaws Alberta as at January 1, 1998 are $1,599,901 and $0.25 respectively (year ended December 31, 1998 - $3,083,685 and $0.42 respectively). Pro forma revenue does not differ from that recorded for the period to June 30, 1998, being $1,938, or for the period to December 31, 1998, being $29,068.


4.     FIXED  ASSETS
     JUNE  30,  1999


                                    ACCUMULATED    NET BOOK
                                    COST           DEPRECIATION   VALUE
                                    $              $              $
Furniture and fixtures . . . . . .        196,030         18,991   177,039
----------------------------------  -------------  -------------  --------
Computer hardware. . . . . . . . .        104,331         18,259    86,072
Computer software for internal use         31,666          3,864    27,802
Leasehold improvements . . . . . .        138,700          9,465   129,235
                                          470,727         50,579   420,148
  DECEMBER 31,
                                             1998
                                    -------------
    ACCUMULATED. . . . . . . . . .  NET BOOK
  COST . . . . . . . . . . . . . .  DEPRECIATION   VALUE
----------------------------------
  $. . . . . . . . . . . . . . . .  $              $
Furniture and fixtures . . . . . .         31,758          6,482    25,276
----------------------------------  -------------  -------------  --------
Computer hardware. . . . . . . . .         47,371          5,534    41,837
Computer software for internal use         13,162          1,445    11,717
                                           92,291         13,461    78,830


5.     SHARE  CAPITAL
AUTHORIZED
95,000,000 common shares at $0.001 par value (increased from 20,000,000 April 8,
1999)
  5,000,000  preferred  shares  at  $0.001  par  value
COMMON  STOCK  ISSUED
During 1998, the 400,000 restricted common shares issued for services relate to services provided by two consultants in relation to the establishment of the capital structure of the Company. The shares were recorded at their estimated fair value of $200,000.
COMMON  STOCK  HELD  IN  ESCROW
Upon entering into the 10% convertible debenture agreement (see note 7) the Company placed 9,500,000 shares in escrow relating to the $2 million of financing. In addition, 1,071,429 shares and 357,143 shares were placed in escrow relating to the purchasers' and agent's warrants issued in relation to the 10% convertible debenture agreement.
OPTIONS

As at June 30, 1999, the Company has issued 2,327,600 options to purchase common stock to the Company's directors, officers and employees. Of the total issued, none have been exercised as at June 30, 1999. Details of the stock options outstanding at June 30, 1999 are as follows:

NUMBER OF OPTIONS  EXERCISE PRICE  EXPIRY DATE
                   --------------  -------------------


          200,000            0.15    February 22, 2008
           32,000            0.15    June 30, 2008
           50,000            0.23    June 30, 2008
           35,000            0.32    June 30, 2008
           31,000            0.33    June 30, 2008
          143,000            0.37    June 30, 2008
           22,000            0.40    June 30, 2008
          400,000            0.48    August 1, 2000
          706,500            0.48    June 30, 2008
           82,500            0.58    June 30, 2008
           71,000            0.62    June 30, 2008
           10,000            0.65    June 30, 2008
           36,000            0.69    June 30, 2008
           62,000            0.73    June 30, 2008
           20,000            0.71    June 30, 2008
           43,500            0.75    June 30, 2008
            5,000            0.81    June 30, 2008
           47,500            0.82    June 30, 2008
          250,000            0.87    June 30, 2008
           75,000            0.77    June 30, 2008
            5,600            0.98    June 30, 2008
        2,327,600
-----------------


The fair value of each option granted to date is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 153%; risk-free interest rate of 4.0%; no payment of common share dividends; and expected life of 10 years. Had compensation cost for these plans been determined based upon the fair value at grant date, consistent with the methodology prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based compensation," the Company's loss and loss per common share for the six month period ended June 30, 1999 would have been $1,303,187 and $0.12 respectively (year ended December 31, 1998:
$3,324,618  and  $0.45  respectively).
During 1998, the Company had entered into a Put Option agreement with an investor which allowed the Company to require the investor to purchase up to 25,000,000 shares of the common stock of the Company. In addition, the investor was to be granted warrants to purchase up to 3,000,000 shares of common stock. On April 26, 1999, the Company and the investor agreed to cancel the agreement in exchange for warrants to the investor to purchase up to 1,000,000 shares of common stock at an exercise price of $0.70 per share. The warrants expire April 15, 2002. On June 21, 1999, the Company issued 834,000 share purchase warrants entitling the holder to purchase common shares at $2.25 per share until June 20, 2001.
6.     RELATED  PARTY  TRANSACTIONS

Amounts  due  to  related  parties  consist  of  the  following  amounts:

                      JUNE 30,     DECEMBER 31,     DECEMBER 31,

                                 1999       1998     1997
  $                                $         $
-----------------------------  ---------
DUE FROM RELATED PARTIES
Futurelink Distribution Corp.         -      9,073       -
Futurelink/Sysgold Ltd. . . .         -      4,045       -
                                      -     13,118       -

DUE TO RELATED PARTIES
Officers and stockholders . .    44,619     43,588       -
Futurelink Distribution Corp.         -     32,175       -
Willson Stationers Ltd. . . .     3,961      1,352       -
Directors . . . . . . . . . .   120,000    120,000       -
                                168,580    197,115       -

DUE TO STOCKHOLDERS
Bankton Financial Corporation    18,101     15,775       -
Cameron Chell . . . . . . . .    27,035      1,957       -
Hampton Park Ltd. . . . . . .    (4,913)    56,985       -
Other stockholder . . . . . .         -          -  78,159
                                 40,223     74,717  78,159


During the year ended December 31, 1998, the Company incurred $76,612 in fees associated with computer services provided by Futurelink Distribution Corp., an entity of which certain directors are also directors of the Company. There were no similar fees incurred during the period ended June 30, 1999. The Company provided sales to Futurelink Distribution Corp. during the period ended June 30, 1999 in the amount of $1,175 (December 31, 1998 - $9,073), all of which is included in the amounts due from related parties at June 30, 1999. The fees charged by and sales provided to Futurelink Distribution Corp. are recorded at their exchange amounts.
During the year ended December 31, 1998, the Company provided services of $4,045 to Futurelink/Sysgold Ltd., an entity of which certain directors are also directors of the Company. This amount was included in due from related parties at December 31, 1999. These services are provided on normal commercial terms and conditions. No services were provided to Futurelink/Sysgold Ltd. during the period ended June 30, 1999.
Office and administration expenses for the six month period ended June 30, 1999, include $2,563 (December 31, 1998 - $8,035) paid to Willson Stationers Ltd., an entity of which certain directors are also directors and officers of the Company. These transactions are recorded at their exchange amounts. Consulting fees for the year ended December 31, 1998, include $198,168 to officers and stockholders of the Company for services provided.
Due to stockholders represents advances received by the Company. The amount due to Hampton Park Ltd., a company owned by a stockholder, bears interest at 8% per annum and has no set repayment terms. The remaining amounts due to stockholders do not carry interest and have no set repayment terms. All stockholders have indicated they do not intend to demand repayment within the next year. The Company entered into an agreement to lease premises from a stockholder. The lease began on November 1, 1998 and is for a five year term. The minimum rent is $9.27 per square foot per annum with 9,920 square feet of net rentable area. Additional rent is estimated at $3.97 per square foot of net rentable area per annum. The net rent expense rate recognized in the six month period ended June 30, 1999 was $5,986, (year ended December 31, 1998 - $3,991).

 7.     CONVERTIBLE  DEBENTURES
                                  JUNE 30,     DECEMBER 31,
                                        1999     1998

                                                                     $           $
                                                                -----------  ----------

PRINCIPAL
Net balance outstanding, beginning of period . . . . . . . . .     146,606           -
Funds advanced to date . . . . . . . . . . . . . . . . . . . .   1,100,000     420,000
Debentures converted during the period . . . . . . . . . . . .           -    (210,000)
                                                                 1,246,606     210,000

FINANCING FEES
Fees paid on funds advanced to date. . . . . . . . . . . . . .    (110,000)    (42,000)
Intrinsic value associated with equity component of debentures      33,329      11,760
Fees paid through issuance of warrants to agent. . . . . . . .    (341,538)    (85,714)
Intrinsic value associated with equity component of debentures     110,027      24,000
Amortization of financing fees to date . . . . . . . . . . . .      39,615       5,158
Financing fees associated with debentures converted to date. .           -      21,117
                                                                  (268,567)    (65,679)

INTEREST EXPENSE
Accrued interest expense . . . . . . . . . . . . . . . . . . .      44,304       2,285
NET BALANCE OUTSTANDING, END OF PERIOD . . . . . . . . . . . .   1,022,343     146,606


On September 25, 1998 the Company entered into an agreement to issue 10% convertible debentures in series of $200,000 up to a total of $2,000,000, subject to the Company meeting certain conditions, which mature on October 31, 2001. The holders have the right to convert the debentures in increments of at least $100,000, at a price equal to the lower of $0.28 and 78% of the average closing bid price of the Company's common stock for the three trading days immediately preceding the Notice of Conversion served on the Company. For the $500,000 of convertible debentures that were issued on January 26, 1999, $250,000 of debentures can be converted at a fixed price of $0.40 per common share and the remaining $250,000 can be converted into shares at a fixed rate of $0.28 per common share. The Company may prepay any or all of the outstanding principal amounts at any time, upon thirty days' notice, subject to the holders' right to convert into common shares. A financing fee of 10% is charged on the principal sum of each convertible debenture issued. Interest is payable on the maturity date. At the holders' election, interest can be settled in common stock of the Company based on market prices.
On April 16, 1999, the Company drew down an additional $600,000 of financing under the 10% convertible debenture agreement, which can be converted into common stock at a fixed price of $0.65 per common share.
On April 27, 1999, the debenture agreement was amended to include (among others) the following changes:
(i) the total amount available under the debenture agreement was increased from $2,000,000 to $5,000,000.
(ii) the financing fee applicable to the additional $3,000,000 available was set at 8% of the principal sum issued.
(iii) the balance of the financing not yet drawn, $3,480,000, has a fixed conversion price of $0.40 per share.
(iv) an additional 923,077 share purchase warrants were issued, which give the holder the right to purchase one common share for each warrant held, at a price of $0.65 per warrant.
Through June 30, 1999, the Company has issued convertible debentures totalling $1,520,000 of which $736,329 was recorded as contributed surplus with an offsetting amount charged as interest on long term debt. Of the debentures issued, $210,000 principal plus $3,798 interest was converted into 1,912,317 shares on November 30, 1998, based on a conversion price of $.1118 (being 78% of the average closing bid price of the Company's common stock for the three trading days preceding the Notice of Conversion). Interest totalling $46,589 has been accrued and included in the convertible debenture balance outstanding at June 30, 1999. These shares will be formally issued when the Company's SB-2 Registration Statement has been declared effective.
At the time of the initial funding on October 1, 1998, the Company issued 1,428,572 common share purchase warrants (357,143 to the agent and 1,071,429 to the ultimate subscriber of the issue). Each warrant gives the holder the right to purchase one common share of the Company at $0.28 until October 31, 2001. An amount of $342,857 has been included in contributed surplus as the estimated value attributed to these warrants as they were exercisable upon issuance. In addition, the warrants issued to the agent have been treated as a financing fee in the amount of $85,714. The value of these fees associated with the equity component of the 10% convertible debentures has been charged to contributed surplus in the amount of $24,000. The remaining balance is being amortized over the life of the 10% convertible debentures.
Through June 30, 1999 the Company has paid financing fees on the 10% convertible debentures totalling $152,000. The fees associated with the equity component of the 10% convertible debentures, being $45,089, have been charged to contributed surplus. The remaining amount, which has been recorded as a reduction of the debenture principal, is being amortized over the life of the 10% convertible debentures, unless the debentures are converted. If converted, the pro rata portion of the financing fees associated with the converted debentures is charged to capital in excess of par value. During 1998, $21,117 has been charged to capital in excess of par value relating to $210,000 of convertible debentures which were converted.
The  additional share purchase warrants issued on April 27, 1999 as described in
(iv) above have been recorded as contributed surplus at their estimated value of $341,538, as they were exercisable upon issuance. An offsetting amount of $110,027 attributable to the equity portion of the related debentures has been recorded as a charge against contributed surplus; the remainder has been charged as a discount to debt and is being amortized over the life of the debt. The Company is currently in the process of filing a form SB-2 Registration Statement qualifying the shares to be issued on conversion of the debentures with the Securities and Exchange Commission. Should the Registration Statement not be declared effective within 90 days of initial funding, a charge of 0.986% per day will apply against the initial amount funded. Should successful registration not occur within 120 days of initial funding, a charge of 0.1644% per day will apply for each day thereafter. As of June 30, 1999, the Registration Statement has not been declared effective. The initial amount funded on October 1, 1998 was $200,000. An amount of $51,949 has been accrued for the penalty of late filing of the Registration Statement.
8.     LOSS  PER  SHARE
Loss per common share is loss for the period divided by the weighted average number of common shares outstanding. The effect on earnings per share of the exercise of options and warrants, and the conversion of the convertible debentures is anti-dilutive.
9.     INCOME  TAXES

The  income  tax  benefit  differs  from  the amount computed by applying the U.S. federal statutory  tax  rates  to  the  loss  before  income  taxes  for  the  following  reasons:
                    JUNE 30,     JUNE 30,     DECEMBER 31,     DECEMBER 31,
                                1999     1998     1998     1997

                                               $           $            $            $
                                           ----------  ----------  ------------  ---------

                                                (34%)       (35%)         (34%)      (34%)

Income tax benefit at U.S. statutory rate   (864,667)   (557,177)   (1,045,938)   (46,530)
Increase (decrease) in taxes resulting
from:
Deferred tax asset valuation
allowance . . . . . . . . . . . . . . . .    752,810     695,520     1,106,172     46,530
Non-deductible expenses . . . . . . . . .    251,141           -       128,162          -
Foreign tax rate differences. . . . . . .   (139,284)   (138,343)     (188,396)         -
Income tax benefit. . . . . . . . . . . .          -           -             -          -



For  financial  reporting  purposes,  loss  before  income  taxes  includes  the following  components:
               JUNE 30,     JUNE 30,     DECEMBER 31,     DECEMBER 31,
                           1999     1998     1998     1997

                      $             $             $            $
                 ------------  ------------  ------------  ----------

Pre-tax loss:
  United States   (1,231,615)     (208,505)   (1,302,313)   (136,854)
Foreign . . . .   (1,311,523)   (1,383,428)   (1,773,974)          -
                  (2,543,138)   (1,591,933)   (3,076,287)   (136,854)



Deferred  income  taxes  reflect  the  net  tax effects of temporary differences between  the  carrying amounts of assets and liabilities for financial reporting purposes  and  the  amounts used for income tax purposes.  The components of the
Company's  deferred  tax  assets  are  as  follows:
                      JUNE 30,     DECEMBER 31,     DECEMBER 31,
                                1999     1998     1997

                                             $             $            $
                                        ------------  ------------  ---------

Deferred tax assets (liabilities):
  Net operating loss carryforwards . .    1,445,540       697,768          -
Start-up costs . . . . . . . . . . . .       33,347        37,999     46,333
Depreciation . . . . . . . . . . . . .       22,733         6,201        197
  Debt issue costs . . . . . . . . . .       (1,705)        5,137          -
  Software costs . . . . . . . . . . .      405,597       405,597          -
Deferred tax assets net of liabilities    1,905,512     1,152,702     46,530
--------------------------------------  ------------  ------------  ---------
Valuation allowance. . . . . . . . . .   (1,905,512)   (1,152,702)   (46,530)
Net deferred tax assets. . . . . . . .            -             -          -


The Company has provided a valuation allowance for the full amount of deferred tax assets in light of its history of operating losses since its inception.

The Company has U.S. operating losses carried forward of $1,434,000 which expire as follows:


         $
      --------
2018   936,000
2019   498,000


The availability of these loss carryforwards to reduce future taxable income could be subject to limitations under the Internal Revenue Code of 1986, as amended. Certain ownership changes can significantly limit the utilization of net operating loss carryforwards in the period following the ownership change. The Company has not determined whether such changes have occurred and the effect such changes could have on its ability to carry forward all or some of the U.S. net operating losses.


The Company has non-capital losses carried forward for Canadian income tax purposes of $2,177,000. These losses expire as follows:

          $
2003      45,000
2004       7,000
2005     918,000
2006   1,207,000


10.     COMMITMENTS

The Company is committed to the following minimum lease payments under operating leases for premises and equipment:

                      $
Remainder of 1999   56,641
                      2000  113,282
                      2001   95,217
                      2002   94,926
                      2003   79,105


11.     CAPITAL  LEASE  OBLIGATIONS  PAYABLE

The future minimum lease payments at June 30, 1999 under capital leases are as follows:




Remainder of 1999. . . . . . . . . . . . . . . . .    7,065
                                                       2000   14,130
                                                       2001   14,130
                                                       2002   14,130
                                                       2003   14,130
                                                       2004    8,601
Total future minimum lease payments. . . . . . . .   72,186
Less: imputed interest . . . . . . . . . . . . . .  (16,167)
Balance of obligations under capital leases. . . .   56,019
--------------------------------------------------  --------
Less: current portion included in accounts payable
   and accrued liabilities . . . . . . . . . . . .  (14,130)
Long term obligation under capital leases. . . . .   41,889



12.     NET  CHANGE  IN  NON-CASH  WORKING  CAPITAL
               JUNE 30,     JUNE 30,     DECEMBER 31,     DECEMBER 31,

                                 1999       1998      1998      1997
                               ---------
  $ . . . . . . . . . . . . .  $
-----------------------------  ---------

Accounts receivable . . . . .   (35,293)        -     (7,243)       -
Due from related parties. . .    13,118         -    (13,118)       -
Prepaid expenses and deposits    28,833   (21,535)  (132,956)  (7,500)
Accounts payable. . . . . . .   106,306   129,349    346,744   32,976
Accrued liabilities . . . . .   142,477         -     48,880        -
Due to related parties. . . .    (3,532)        -    197,115        -
Change relating to operating
activities. . . . . . . . . .   251,909   107,814    439,422   25,476


13.     SEGMENTED  INFORMATION
The Company's activities are conducted in one operating segment with all activities relating to the development and sale of encryption software. These activities are planned to be carried out in Canada and the United States. To date, all the activities have occurred in Canada.
14.      FINANCIAL  INSTRUMENTS
Financial instruments comprising cash, accounts receivable, amounts due from related parties, deposits, accounts payable and accrued liabilities, amounts due to related parties, capital lease obligations, and amounts due to stockholders approximate their fair value. It is management's opinion that the Company is not exposed to significant currency or credit risks arising from these financial instruments.
The estimated fair value as at June 30, 1999 of the 10% convertible debentures is $789,502 (December 31, 1998 - $189,000). This is based on the estimated present value of the principal and interest of the debenture.
The Company is subject to cash flow risk to the extent of the fixed 10% simple interest rate being charged on the convertible debentures. The effective annual interest rate realized by the Company, exclusive of the amounts relating to the conversion feature of the 10% convertible debentures and the warrants, was 10% (December 31, 1998 - 10%).
15.     RECENT  PRONOUNCEMENTS
In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities", the implementation of which has been delayed one year. The Company does not acquire derivatives or engage in hedging activities.
16.     CONTINGENCIES
During the six month period ended June 30, 1999, a statement of claim has been filed against the Company in the amount of approximately $27,529 ($41,580 Canadian) plus costs. The statement of claim seeks loss of compensation relating to services provided to the Company. Management has placed $14,566 ($22,000 Canadian) in trust with legal counsel to cover the claim. These financial statements contain a provision for loss of $14,566 ($22,000 Canadian) related to the claim.

                                AUDITORS' REPORT





To  the  Shareholders
JAWS  TECHNOLOGIES  INC.  (AN  ALBERTA  CORPORATION)

We have audited the balance sheet of JAWS TECHNOLOGIES INC. (AN ALBERTA CORPORATION) as at December 31, 1997 and the statements of loss and deficit and cash flows for the period from the date of incorporation on September 18, 1997 to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and the results of its operations and its cash flows for the period from the date of incorporation on September 18, 1997 to December 31, 1997 in accordance with accounting principles generally accepted in Canada.




Calgary,  Canada     Ernst  &  Young  LLP
July  9,  1998     Chartered  Accountants

                      COMMENTS BY AUDITORS FOR U.S. READERS
                     ON CANADA - U.S. REPORTING DIFFERENCES



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated July 9, 1998 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.






Calgary,  Canada     Ernst  &  Young  LLP
July  9,  1998
     Chartered  Accountants

JAWS  TECHNOLOGIES  INC.  (AN  ALBERTA  CORPORATION)



                                 BALANCE SHEETS
                 (ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS)
                      (SEE BASIS OF PRESENTATION - NOTE 1)


As  at  December  31


                                                   1997
                                                ----------
  $
----------------------------------------------

ASSETS
CURRENT
Cash . . . . . . . . . . . . . . . . . . . . .        275
Prepaid expenses and deposits. . . . . . . . .      1,900
                                                    2,175
Capital assets [note 3]. . . . . . . . . . . .      2,746
Software [note 4]. . . . . . . . . . . . . . .  1,200,000
                                                1,204,921

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities . . .      7,761

DUE TO RELATED PARTIES [NOTE 6]. . . . . . . .     65,300

COMMITMENTS AND CONTINGENCIES [NOTES 1 AND 10]

SHAREHOLDERS' EQUITY
Share capital [note 5] . . . . . . . . . . . .  1,200,000
Deficit. . . . . . . . . . . . . . . . . . . .    (68,140)
                                                1,131,860
                                                ----------
                                                1,204,921



See  accompanying  notes


On  behalf  of  the  Board:


     Director     Director

JAWS  TECHNOLOGIES  INC.  (AN  ALBERTA  CORPORATION)



                         STATEMENTS OF LOSS AND DEFICIT
                 (ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS)


For  the period from the date of incorporation on September 18, 1997 to December
31,  1997





                                         1997

                                                               ($)
                                                             --------

EXPENSES
Accounting and legal. . . . . . . . . . . . . . . . . . . .    4,000
Consulting. . . . . . . . . . . . . . . . . . . . . . . . .    2,750
Depreciation. . . . . . . . . . . . . . . . . . . . . . . .      687
Other . . . . . . . . . . . . . . . . . . . . . . . . . . .   60,703
NET LOSS FOR THE PERIOD AND DEFICIT, END OF PERIOD [NOTE 7]  (68,140)



See  accompanying  notes

JAWS  TECHNOLOGIES  INC.  (AN  ALBERTA  CORPORATION)



                            STATEMENTS OF CASH FLOWS
                 (ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS)


For  the period from the date of incorporation on September 18, 1997 to December
31,  1997




                                                                1997
                                                              --------
  $
------------------------------------------------------------

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period. . . . . . . . . . . . . . . . . . . . .  (68,140)
Items not requiring cash
Depreciation . . . . . . . . . . . . . . . . . . . . . . . .      687
Funds from operations. . . . . . . . . . . . . . . . . . . .  (67,453)
Net change in non-cash working capital related to operating
 activities [note 8] . . . . . . . . . . . . . . . . . . . .    5,861
                                                              (61,592)

INVESTING ACTIVITIES
Purchase of capital assets . . . . . . . . . . . . . . . . .   (3,433)
                                                               (3,433)

FINANCING ACTIVITIES
Loan from related party. . . . . . . . . . . . . . . . . . .   65,300
                                                               65,300

INCREASE IN CASH . . . . . . . . . . . . . . . . . . . . . .      275
Cash, beginning of period. . . . . . . . . . . . . . . . . .        -
CASH, END OF PERIOD. . . . . . . . . . . . . . . . . . . . .      275



See  accompanying  notes

JAWS  TECHNOLOGIES,  INC.


                          NOTES TO FINANCIAL STATEMENTS
1.  DESCRIPTION  OF  BUSINESS  AND  BASIS  OF  PRESENTATION
Jaws Technologies Inc. (the "Company") was incorporated under the laws of Alberta on September 18, 1997 and is engaged in the business of developing and selling encryption software. The business comprises one segment for financial reporting purposes.
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has accumulated losses from operations amounting to $68,140 and has a working capital deficiency of $5,586 as at December 31, 1997. Additional funding will be required to finance expected operations until a market has been developed for the Company's software. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow, to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. However, no assurance can be given at this time as to whether the Company will achieve any of these conditions. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern for a reasonable period of time.
2.  SIGNIFICANT  ACCOUNTING  POLICIES
The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The effects of differences between accounting principles generally accepted in Canada and the United States are described in Note 9. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which have been made using careful judgment. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:
FINANCIAL  INSTRUMENTS
The carrying values of financial instruments, including cash, deposits, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values.
CAPITAL  ASSETS
Capital assets are recorded at cost and are depreciated at the following annual rates which are designed to amortize the cost of the assets over their estimated useful lives
Furniture  and  fixtures     -  20%  diminishing  balance
------------------------     ----------------------------
SOFTWARE
The cost of acquired software under development has been capitalized. Subsequent expenditures required to establish that the product is technologically and commercially feasible are expensed as incurred. Amortization of acquired software costs will commence when the software is available for general release to clients.
STATEMENT  OF  CASH  FLOWS
The Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants on cash flow statements, issued in June, 1998.
INCOME  TAXES
The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount and the tax basis of the company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income taxes are recorded at the income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized. When necessary, valuation allowances are established to reduce future income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in future income tax assets and liabilities.

3.  CAPITAL  ASSETS

          ACCUMULATED     NET  BOOK

                         COST   DEPRECIATION   VALUE
                        $       $              $
Furniture and fixtures   3,433            687   2,746


4.  SOFTWARE
The Company develops encryption software. The Company expects to complete all coding and testing activities by July 31, 1998. Amortization of the software will commence when the software is available for general release to clients.

5.  SHARE  CAPITAL
A)  AUTHORIZED
Unlimited  Class  "A,  B,  C"  common  shares
Unlimited  Class  "D  and  E"  non-voting  common  shares
Unlimited Class "F and G" preferred shares, voting, non-cumulative redeemable and retractable
Unlimited Class "H" preferred shares, non-voting, non-cumulative, redeemable and retractable


                                        SHARES      $
                                        ------  ----------

B) ISSUED
CLASS A COMMON SHARES
Founders shares. . . . . . . . . . . .     835           -
Shares issued in exchange for software     165   1,200,000
Balance, December 31, 1997 . . . . . .   1,000   1,200,000


On October 20, 1997 the Company purchased from Jaws Software Ltd. encryption software and technology in consideration of the issuance of 165 Class A common shares of the Company valued at $1,200,000.
6.  RELATED  PARTY  TRANSACTIONS
At December 31, 1997 the Company had amounts due to a shareholder of $65,300. The amounts do not carry interest and have no set repayment terms.

7.  INCOME  TAXES


The income tax benefit differs from the amount computed by applying the Canadian federal statutory tax rates to loss before income taxes for the following reasons:

                                                     $
                                                 ---------

Tax benefit at Canadian statutory rate (44.62%)   (30,404)
Increase in taxes resulting from:
  Future tax asset valuation allowance. . . . .    30,404
Income tax benefit. . . . . . . . . . . . . . .         -




Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's future tax assets are as follows:

                             $
                         ---------

Future tax assets:
  Loss carryforwards. .    30,175
  Depreciation. . . . .       229
Total future tax assets    30,404
Valuation allowance . .   (30,404)
Net future tax assets .         -
-----------------------  ---------


The Company has provided a valuation allowance for the full amount of future tax assets in light of its history of operating losses since its inception. The Company has non-capital loss carry forwards for income tax purposes of $67,000 which expire in 2003.

8.     NET  CHANGE  IN  NON-CASH WORKING CAPITAL RELATED TO OPERATING ACTIVITIES

                                             $
                                          --------

Prepaid expenses and deposits. . . . . .   (1,900)
Accounts payable and accrued liabilities    7,761
                                            5,861


9.  UNITED  STATES  ACCOUNTING  PRINCIPLES
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as they pertain to the Company's financial statements, differ from United States' generally accepted accounting principles ("U.S. GAAP") as follows:
In accordance with U.S. GAAP, costs associated with the development of software, whether incurred directly or otherwise purchased are to be expensed. The software was acquired from the original developer of the encryption algorithms and was assigned a value based on its fair market value. Under Canadian GAAP, the $1,200,000 is capitalized and amortized over its estimated useful life. Under U.S. GAAP, the $1,200,000 would be expensed. For income tax purposes, future tax assets would increase by $498,257 with an equal and offsetting amount being recorded as a valuation allowance.

If U.S. GAAP had been followed, the income statement would have been as follows:

                                            $
                                       ------------

Loss as reported. . . . . . . . . . .      (68,140)
Adjustments:
    Write-off of capitalized software   (1,200,000)
Loss for the period . . . . . . . . .   (1,268,140)



If U.S. GAAP had been followed, the balance sheet would have differed as follows:

                                            CANADIAN

              GAAP       US GAAP
           ----------  -----------

SOFTWARE.  1,200,000            -
  Deficit    (68,140)  (1,268,140)


10.  YEAR  2000  UNCERTAINTY
The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of clients, suppliers, or other third parties, will be fully resolved.

                                    SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

JAWS  TECHNOLOGIES,  INC.



By:     /s/Robert  Kubbernus
        --------------------
      Robert  Kubbernus,  Chief  Executive  Officer

Date:     October  4,  1999
          -----------------

                          Exhibit 5.1 and 23.1 - Page 1
                              EXHIBIT 5.1 AND 23.1


                        S O N F I E L D  &  S O N F I E L D
                            A PROFESSIONAL CORPORATION


LEON SONFIELD (1865-1934). . . . . . .  ATTORNEYS AT LAW
GEORGE M. SONFIELD (1899-1967)
ROBERT L. SONFIELD (1893-1972) . . . .  770 SOUTH POST OAK LANE
____________________ . . . . . . . . .  HOUSTON, TEXAS 77056
  SONFIELD@IBM.NET
FRANKLIN D. ROOSEVELT, JR. (1914-1988)
  TELECOPIER (713) 877-1547. . . . . .  NEW YORK
  ____ . . . . . . . . . . . . . . . .  LOS ANGELES
ROBERT L. SONFIELD, JR.. . . . . . . .  TELEPHONE (713) 877-8333  WASHINGTON, D.C.
MANAGING DIRECTOR


                                 October 4, 1999

Board  of  Directors
JAWS  Technologies,  Inc.
1013  17th  Avenue  S.W.
Calgary,  Alberta
Canada  T2T  0A7

Dear  Gentlemen:

     In our capacity as counsel for JAWS Technologies, Inc. (the "Company"), we have participated in the corporate proceedings relative to the registration by the Company of 13,202,949 shares of common stock all as set out and described in the Company's Pre-Effective Amendment No. 1 to Registration Statement on Form 10-SB (File No. 0-24963) under the Securities Act of 1933 (the "Registration Statement"). We have also participated in the preparation and filing of the Registration Statement.

     Based upon the foregoing and upon our examination of originals (or copies certified to our satisfaction) of such corporate records of the Company and other documents as we have deemed necessary as a basis for the opinions hereinafter expressed, and assuming the accuracy and completeness of all information supplied us by the Company, having regard for the legal considerations which we deem relevant, we are of the opinion that:

     (1) The Company is a corporation duly organized and validly existing under the laws of the State of Nevada;

     (2) The Company has taken all requisite corporate action and all action required by the laws of the State of Nevada with respect to the authorization, issuance and sale of common stock covered by the Registration Statement;

     (3) The 13,202,949 shares of common stock are validly issued, fully paid and nonassessable;

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the references to our firm in the Registration Statement.

Yours  very  truly,

/s/SONFIELD  &  SONFIELD
------------------------
SONFIELD  &  SONFIELD

                             Exhibit 10.1.8 - Page 1
                                 EXHIBIT 10.1.8

                      [JAWS TECHNOLOGIES, INC. LETTERHEAD]
August  10,  1999
Letter  of  intent

Arrow  Communications
#204  34314  Marshall  Road
Abbotsford,  BC
V2S  1L9

Attention:  Mr.  Gilles  Lepage

In response to our conversation on August 10, 1999I am forwarding to you our formal considerations towards our arrangements to work with, and contribute to your proposed Web box sales promotions. JAWS Technologies Inc. references this account as OSM project (OSM990810mtdr).

Following is a statement of the terms agreed upon in our last meeting and your signature below will formalize this document to be the first contractual step in our partnering arrangement.

     (1) Develop a long-term strategy that would provide Arrow Communications with value-added services (auditing services, personal or corporate data protection systems and messaging programs )to offer / distribute to their client base. I.e. Var. opportunities

     (2) For the first half million users of Apexmail web-boxes, Jaws Technologies Inc. will provide the xmail solution free of charge as a value added relationship offer. For each user added above that JAWS Technologies Inc. would receive 1.5 cents per month per user from Arrow Communications. Jaws Technologies Inc. will account the user base by measurement of the keys count as they are registered on the JAWS key server.

This document outlines the structured process as discussed with you, as well it is our undertaking to further explore the potential alliance avenues available to Arrow Communications and Jaws Technologies Inc. and to ensure both parties benefit from and create the best possible synergy. JAWS Technologies Inc. is committed to developing with all of our business partners a business case that allows clear understanding of all relevant offers and requirements so as to serve as the foundation of a profitable and lasting relationship for both organizations. In this circumstance joint or promotional marketing efforts are to be developed to the mutual benefit of both organizations and this plan can be developed over the next 90 days as the relationship evolves.

Please  indicate  acceptance with your signature in the appropriate areas below.

Best  Regards,
/s/Mitch  Tarr
--------------
Mitch  Tarr
VP  of  Alliances
JAWS  TECHNOLOGIES  INC.


ARROW  COMMUNICATIONS  INC.                         JAWS  TECHNOLOGIES  INC.
Gilles  Lepage     President  /  CEO                         Tej  Minhas
President/COO

/s/Gilles  Lepage                                   /s/Tej  Minhas
-----------------                                   --------------
Date:  _______________                         Date:  ______________

                             Exhibit 10.1.9 - Page 2
                                 EXHIBIT 10.1.9


September  28,  1999


Apexmail.net
#204  34314  Marshall  Road
Abbotsford,  BC
V2S  1L9

Attention:  Mr.  Gilles  Lepage

Within is the addendum information to our Letter of Intent as already agreed upon for your perusal. Please sign and acknowledge agreement with the information as laid our within the addendum and we will proceed.

Apexmail.Net  agrees  to  the  following:

Joint  marketing  of  this  solution

     1) To integrate all current corporate users to the advanced version upon completion of implementation.

     2) To issue a payout monthly from Apexmail.net to Jaws Technologies Inc. a royalty free of $.50 per Corporate user account as calculated by the key residence on the JAWS server.

     3) To permit a Jaws assessment on the Web based server so that JAWS can certify the said server.

     4) To host a jaws certified logo on the Apexmail.net homepage that also services as a free download link for Jaws Download Page.

     5) To provide to Jaws Technologies Inc. an Apexmail.net media kit for JAWS marketing purposes.

Jaws  Technologies  Inc.  agrees  to  the  following:

     1) To perform Joint marketing of the Corporate Webmail Solution through its present & future client base where a solution of its type is required.

     2) To provide an Xmail technology solution and required support with implementation on or by November 15,1999.

     3) To give an exclusive technology time stamp for 6 months internationally on the Corporate Web based solution model. *This condition is valid only for this time frame and only on the condition that Apexmail.net shows ongoing due diligence in its marketing efforts and abilities as deemed by user numbers.

     4) To provide Apexmail.net with all available or relevant marketing info or statistics on web based or secure email in the Jaw's knowledge banks.

     5) To co-train the JAWS marketing & sales force on the benefits and technology of this joint solution.

     6) To provide Apexmail.net with a FAQ on Jaw's Xmail to be hosted on the Apexmail.net site.

Please acknowledge below that this agreement between Jaws Technologies Inc. and Apexmail.net is as agreed upon. We will continue to explore the potential alliance avenues available to Apexmail.net and Jaws Technologies Inc. and to ensure both parties benefit from and create the best possible synergy. JAWS Technologies Inc. is committed to developing with all of our business partners a business case that allows clear understanding of all relevant offers and requirements so as to serve as the foundation of a profitable and lasting relationship for both organizations. In this circumstance joint or promotional marketing efforts are to be developed to the mutual benefit of both organizations.

Acknowledgement and Acceptance is indicated with your signature in the appropriate areas below.

Best  Regards,

/s/Donna  Rougeau
-----------------
Ms.  Donna  Rougeau
Director  of  Biometrics  and  Tokens
JAWS  Technologies  Inc.


APEXMAIL.NET                                   JAWS  TECHNOLOGIES  INC.
Gilles  Lepage     President  /  CEO                         Tej  Minhas
President/COO

/s/Gilles  Lepage                                   /s/Tej  Minhas
-----------------                                   --------------
Date:  _______________                              Date:  ______________

                            Exhibit 10.1.10 - Page 3
                                 EXHIBIT 10.1.10

                         RESOLUTION OF THE DIRECTORS OF
                               JAWS SOFTWARE LTD.
                  ENACTED AT A MEETING OF ALL OF THE DIRECTORS
                   OF THE COMPANY HELD AT CALGARY, ALBERTA, ON
                            MONDAY, OCTOBER 20, 1997


WHEREAS the Company has been offered management, marketing and financial assistance byRobert Kubbernus, businessman of Calgary, Alberta, for the development and sale of its software and technology through a corporation created by him for that purpose known as Jaws Technologies Inc.;

AND WHEREAS the Robert Kubbernus has requested that, as a term of the said offer, the software and technology owned by the Company be transferred and assigned to Jaws Technologies Inc. in exchange for shares;

AND WHEREAS the Company finds it expedient to accept the offer and to transfer its software and technology to Jaws Technologies Inc.;

          BE  IT  RESOLVED  that  the  Company  transfer  and  assign  to  Jaws
Technologies Inc. all of its right, title and interest in its software and technology, a list of which is attached as Appendix "A", in return for 16.5% of the issued shares of Jaws Technology Inc. Further, that both Directors together be and are hereby authorized to accept the offer from Robert Kubbernus and to execute such other documents as may be required to effect the transaction, including, without limitation, the Shareholders Agreement with Robert Kubbernus and others and the subscription for shares of Jaws Technologies Inc.

     The foregoing Resolution is signed by all the Directors of the Company pursuant to S. 112(1) of the Business Corporations Act.


     /s/Wes  Fairburn
     ----------------
                              WES  FAIRBAIRN  -  DIRECTOR


     /s/Jim  Morrison____________
     ----------------
                              JIM  MORRISON  -  DIRECTOR

     Appendix  "A"  to  the  Resolution  of  the  Directors  JSL,
     Dated  Oct.  ______,  1997.


          WINDOWS  3.1  +  (WIN  1995  AVAIL)
          -----------------------------------

WORD  PROCESSORS:
-----------------
MORHTML                                        (v3.0)     Not  For  Sale
-HTML  editor.  Used  as  an  editor  for  creating  Web  Pages

MORPHONE                                        (v3.0)
-Database  for  Phone  Numbers,  Names  and  comments

MULTI-DOC                                        (v1.0)
-Multiple  page  word  processor  (simple  and  easy)

NETPAD                                        (v1.0)
-Scratch  Pad  database  word  processor.  Pages  can  be accessed over network.

SCRATCH  PAD                                   (v6.11)
-Quick  easy  editor.  Unlimited  pages

SCRIPTER                                        (v1.0)
-Split Screen Word Processor. Useful for scriptwriters, T.V. production, in-house video productions, ect.

STICKY  NOTE                                   (v1.0)
-Notes can be "stuck" to screen. Can be used as messaging system, Password Protected

UTILITIES:
----------
DAD  (POP)                                        (v1.10)
-Tool Bar for Windows. User definable buttons can be used to replace Program Manager

TASKLIST  PLUS                                   (v1.0)
-Replaces  taskman  with  advanced  and  multiple  features

TOOLBAR  95                                        (v1.0)
-Shareware  version  of  DAD.

SECURITY:
---------
BASS                                             (v1.11)
-Public Broadcast announcement software. Plays automated messages at specific schedule. Robbery prevention version available. (BASS)

L5                                             (v.3.00)
-Encryption software with unbreakable code. 256 Bit, 1024Bit &4096Bit versions avail.
Propreitary  versions  available.
SCREENSAVERS:
-------------

SCREEN  SAVER  BONUS  DISK          (v1.0)
SCREEN  SAVER  PLUS               (v1.0)
UNAUTHORIZED                    (v1.0)          Not  For  Sale
UNAUTHORIZED  II                    (v1.0)          Not  For  Sale

DATABASES:
MAGIC:  THE  DATABASE               (v1.0)
-Used  for  cataloguing  cards  from  "Magic:  The  Gathering"

                            CURRENT SOFTWARE TITLES:
                            ------------------------

                                    DOS 3.3+
                                    --------

DOS  UTILITIES                         (V1.0)
CCD
-Quick  directory  change  for  nested  directories

CRYPT                              (v2.56)
-Encrypt  any  data  file  from  a  DOS  PROMPT

DISKFILE                              (v1.0)
-Catalog  Disks  for  ling  term  storage

MICROLOG                              (v1.0)
-Log original system configuration for technicians to "reset" system after "crashing"

MORPHONE                              (v3.1)
-Database  for  Phone  Numbers,  Names  and  comments

SDIR                                   (v1.0)
-Super  Directory  Menuing  program

SELECT                              (v1.0)
-Menuing  system  for  startup/sub  menus

SHRED                              (v.3.21)
-Used as a service. Overwrites files for data destruction. Cannot be "undeleled" or "unformatted" (Useful for trade in - etc.)

ASSIGNMENT

We, the undersigned, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby assign all of our right, title and interest to the computer software and technology listed in Appendix "A" hereto.

DATED  at  Calgary,  Alberta  this  20th  day  of  October,  1997.

JAWS  SOFTWARE  LTD.

Per:     /s/Wesley  Fairbairn"
         ---------------------
 .
     WESLEY  FAIRBAIRN  -  Director

Per:     /s/Jim  Morrison"
         -----------------
 .
     JIM  MORRISON  -  Director

                            Exhibit 10.1.11 - Page 2
                                 EXHIBIT 10.1.11

                                   ASSIGNMENT

     WHEREAS, the undersigned, JAMES L. A. MORRISON, having an address of 1625 11th Avenue SW, Unit #101, Calgary, Alberta T3C 0N3, Canada (hereinafter termed Assignor) has invented certain new and useful improvements in an invention entitled DATA ENCRYPTION AND DECRYPTION SOFTWARE; the undersigned Assignor hereby authorizes and requests that the serial number and filing date of said patent application be entered herein by the attorney in charge of the application, as soon as such information is known:

Serial  No.  09/169,377
Filed:  October  9,  1998

     WHEREAS, JAWS TECHNOLOGIES INC., a corporation of Alberta, having an address of 603-7 Avenue SW, Suite 380, Calgary, Alberta T2P 2T5, Canada (hereinafter termed Assignee) is desirous of acquiring the entire right, title and interest in and to said application and said inventions and improvements thereon, and in and to Letters Patent thereon when granted in the Unites States and foreign countries;

     NOW, THEREFORE, in consideration of the sum of One Dollar ($1.00) and for other good and valuable consideration received by said Assignor from said Assignee, the receipt and sufficiency of which in full are hereby acknowledged by said Assignor:

1. Said Assignor does hereby sell, assign, transfer and convey unto said Assignee, the entire right, title and interest in and to said application and said invention and in and to any and all improvements on said invention heretofore or hereafter made of acquired by said Assignor; and in and to any and all Letters Patent on said invention and/or said improvements that may be granted in the United States of any foreign country, including each and every Letters Patent granted n any application which is a division, continuation-in-part of any of said application specifically identified herein, and in and to each and every reissue or extension of said Letters Patent

2. Said Assignor hereby covenants and agrees to cooperate with said Assignee whereby said Assignee may enjoy to the fullest extent the right, title and interest herein conveyed. Such cooperation shall include (a) prompt execution of all papers (prepared at the expense of Assignee) which are deemed necessary or desirable by Assignee to perfect in it the right, title and interest herein conveyed; (b) prompt execution of all petitions, oaths, specifications or other papers (prepared at the expense of Assignee) which are deemed necessary or desirable by Assignee for prosecuting said application, for filing and prosecuting divisional, continuation, substitution, renewal, continuation-in-part, or additional applications in the United States and/or foreign countries covering said invention and/or said improvements, for filing and prosecuting applications for reissuance of Letters Patent included herein, or for interference proceedings involving said invention and/or said improvements; (c) prompt assistance and cooperation in the prosecution of interference proceedings involving said invention and/or said improvements and in the adjudication of said Letters Patent, particularly by the disclosure of facts and the production of evidence relating to said invention and/or said improvements, provided the expenses which may be incurred by said Assignor in lending such assistance and cooperation shall be paid by the Assignee.

3. The terms, covenants and conditions of this assignment shall inure to the benefit of said Assignee, its successors, assigns and/or other legal representatives, and shall be binding upon said Assignor, his heirs, legal representatives and assigns.

4. Said Assignor hereby warrants and represents that he has not entered into any assignment, contract or understanding in conflict herewith.

     IN WITNESS WHEREOF, this said Assignor has executed and delivered this instrument this 8th day of October 1998.



/s/James  L.A.  Morrison
------------------------
JAMES  L.  A.  MORRISON

                            Exhibit 10.1.12 - Page 1
                                 EXHIBIT 10.1.12

UNITED  STATES  DEPARTMENT  OF  COMMERCE
Patent  and  Trademark  Office
Assistant  Secretary  and  Commissioner
OF  PATENTS  AND  TRADEMARKS
Washington,  D.C.  20231

                            Code Number: *100908317A
MARCH  15,  1999

LAW  OFFICES  OF  THOMAS  SCHNECK
THOMAS  SCHNECK
P.O.  BOX  2-E
SAN  JOSE,  CALIFORNIA  95109  -0005

                    UNITED STATES PATENT AND TRADEMARK OFFICE
                  NOTICE OF RECORDATION OF ASSIGNMENT DOCUMENT

THE ENCLOSED DOCUMENT HAS BEEN RECORDED BY THE ASSIGNMENT DIVISION OF THE U.S. PATENT AND TRADEMARK OFFICE. A COMPLETE MICROFILM COPY IS AVAILABLE AT THE ASSIGNMENT SEARCH ROOM ON THE REEL AND FRAME NUMBER REFERENCED BELOW.

PLEASE  REVIEW  ALL  INFORMATION  CONTAINED  ON  THIS  NOTICE.  THE  INFORMATION
CONTAINED ON THIS RECORDATION NOTICE REFLECTS THE DATA PRESENT IN THE PATENT AND TRADEMARK ASSIGNMENT SYSTEM. IF YOU SHOULD CONTACT THE EMPLOYEE WHOSE NAME APPEARS ON THIS NOTICE AT 703 - 308 - 9723. PLEASE SEND REQUEST FOR CORRECTION TO : U.S. PATENT AND TRADEMARK OFFICE, ASSIGNMENT DIVISION, BOX ASSIGNMENTS, CG
-  4,  1213  JEFFERSON  DAVIS  HWY,  SUITE  320,  WASHINGTON,  D.C.  20231.

RECORDATION  DATE:  11/16/1998               REEL/FRAME:  9595/  0813
                                   NUMBER  OF  PAGES:  5

BRIEF:  ASSIGNMENT  OF  ASSIGNOR'S  INTEREST  (SEE  DOCUMENT  FOR  DETAILS).

ASSIGNOR:
     MORRISON,  JAMES  L.A.               DOC  DATE:  10/08/1998

ASSIGNEE:
     JAWS  TECHNOLOGIES  INC.
     603  -  7  AVENUE  SW,  SUITE  380
     CALGARY,  ALBERTA  T2P  2T5,  CANADA

SERIAL  NUMBER:  09169377                    FILIING  DATE:  10/09/1998
PATENT  NUMBER:                         ISSUE  DATE:

SEDLEY  PYNE,  PARALEGAL
ASSIGNMENT  DIVISION
OFFICE  OF  PUBLIC  RECORDS

                               Exhibit 27 - Page 1
                                   EXHIBIT 27

                             FINANCIAL DATA SCHEDULE


     This  schedule  contains  summary financial information extracted from the financial statements  as  of  and  for  the  six  months  ended June 30, 1999.  You should read the financial  statements  in their entirety for a full explanation of this summary financial information.  (In  thousands,  except  EPS.)




ITEM NUMBER .  ITEM DESCRIPTION                                           AMOUNT
-------------  ---------------------------------------------------------  ---------------

5-02(1) . . .  Cash and cash items.                                       $        2,054
5-02(2) . . .  Marketable securities                                                   0
5-02(3)(a)(1)  Notes and interest receivable-trade accts                              43
5-02(4) . . .  Allowances for doubtful accounts                                        0
5-02(6) . . .  Inventory                                                               0
5-02(9) . . .  Total current assets                                                2,208
5-02(13). . .  Property, plant and equipment                                         471
5-02(14). . .  Accumulated depreciation                                              (51)
5-02(18). . .  Total assets                                                        2,628
5-02(21). . .  Total current liabilities                                             885
5-02(22). . .  Bonds, mortgages and similar debt                                       0
5-02(28). . .  Preferred stock-mandatory redemption                                    0
5-02(29). . .  Preferred stock-no mandatory redemption                                 0
5-02(30). . .  Common stock                                                           15
5-02(31). . .  Other stockholder's equity                                          6,422
5-02(32). . .  Total liabilities and stockholder's equity                            664
5-03(b)1(a) .  Net sales tangible products                                            10
5-03(b)1. . .  Total revenues                                                         10
5-03(b)2(a) .  Cost of tangible goods sold                                             0
5-03(b)2. . .  Total costs and expenses applicable to sales and revenues               0
5-03(b)3. . .  Other costs expenses                                                2,443
5-03(b)5. . .  Provision for doubtful accounts and notes                               0
5-03(b)(8). .  Interest and amortization of debt discount                            706
5-03(b)(10) .  Income before taxes and other items                                (2,433)
5-03(b)(11) .  Income tax expense                                                      0
5-03(b)(14) .  Income/loss continuing operations                                  (2,433)
5-03(b)(15) .  Discontinued operations                                                 0
5-03(b)(17) .  Extraordinary items                                                     0
5-03(b)(18) .  Cumulative effect-changes in accounting principles                      0
5-03(b)(19) .  Net income or loss                                                 (2,433)
5-03(b)(20) .  Earnings per share-primary                                          (0.21)
5-03(b)(20) .  Earnings per share-fully diluted                           anti-dilutive
